AGREEMENT AND PLAN OF MERGER

among

NEXCEN BRANDS, INC., MM ACQUISITION SUB, LLC,

MAGGIEMOO’S INTERNATIONAL, LLC

STUART OLSTEN, JONATHAN JAMESON, AND

THE SECURITYHOLDERS’ REPRESENTATIVE

Page

AGREEMENT AND PLAN OF MERGER		3
BACKGROUND		3
ARTICLE I DEFINITIONS		3
1.1	DEFINITIONS	3
ARTICLE II THE MERGER		14
2.1	THE MERGER.	14
2.2	EFFECTIVE TIME; CLOSING; ACTIONS AT CLOSING.	14
2.3	EFFECT OF THE MERGER	15
2.4	CERTIFICATE OF FORMATION AND OPERATING AGREEMENT	15
2.5	MANAGING MEMBER AND OFFICERS	15
2.6	CALCULATION AND PAYMENT OF MERGER CONSIDERATION	15
2.7	REPAYMENT OF COMPANY DEBT	16
2.8	EFFECT ON CAPITAL EQUITY	17
2.9	NO FURTHER OWNERSHIP RIGHTS IN COMPANY CAPITAL EQUITY	17
2.10	TAX WITHHOLDING RIGHTS	17
2.11	FURTHER ACTION	18
2.12	MERGER CONSIDERATION ADJUSTMENTS	18
2.13	HOLDBACK	19
2.14	EARN-OUT	20
ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE MAJORITY SECURITYHOLDERS		21
3.1	OWNERSHIP OF CAPITAL EQUITY	21
3.2	AUTHORIZATION AND VALIDITY OF AGREEMENT	21
3.3	CONSENTS AND APPROVALS; NO VIOLATIONS	21
3.4	BROKER’S OR FINDER’S FEES	22
3.5	ABSENCE OF CLAIMS	22
3.6	INVESTMENT	22
ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY		22
4.1	ORGANIZATION	22
4.2	AUTHORIZATION; ENFORCEABILITY	23

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Page

4.3	NO VIOLATION OR CONFLICT	23
4.4	CAPITALIZATION	23
4.5	SUBSIDIARIES OF THE COMPANY	24
4.6	FINANCIAL STATEMENTS	24
4.7	REAL PROPERTY	25
4.8	TITLE TO ASSETS	26
4.9	ACCOUNTS RECEIVABLE	26
4.10	TAXES	27
4.11	LABOR RELATIONS; COMPLIANCE	28
4.12	EMPLOYEE BENEFITS	29
4.13	LITIGATION; ORDERS	31
4.14	COMPLIANCE WITH LAWS; GOVERNMENT AUTHORIZATIONS	31
4.15	OPERATIONS OF THE COMPANY	32
4.16	MATERIAL CONTRACTS	33
4.17	INSURANCE	34
4.18	ENVIRONMENTAL MATTERS	35
4.19	INTELLECTUAL PROPERTY	35
4.20	AFFILIATE TRANSACTIONS	38
4.21	BROKERS OR FINDERS	38
4.22	SUPPLIERS	38
4.23	FRANCHISE MATTERS	38
4.24	REPRESENTATIONS COMPLETE	42
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES		43
5.1	ORGANIZATION	43
5.2	AUTHORIZATION; ENFORCEABILITY	43
5.3	NO VIOLATION OR CONFLICT	44
5.4	CONSENTS AND APPROVALS	44
5.5	BROKERS	44
5.6	SEC DOCUMENTS AND OTHER REPORTS	44
5.7	ABSENCE OF CHANGES	45
5.8	BUYER SHARES	45

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Page

5.9	INVESTMENT REPRESENTATIONS	45
5.10	LITIGATION	45
ARTICLE VI PRE-CLOSING COVENANTS		45
6.1	CONDUCT OF BUSINESS OF THE COMPANY	45
6.2	ACCESS TO PROPERTIES AND RECORDS	47
6.3	REASONABLE BEST EFFORTS.	47
6.4	PUBLIC DISCLOSURE	48
6.5	NOTICE OF DEVELOPMENTS	48
6.6	EXCLUSIVITY	49
6.7	ADVISORY SERVICES	49
6.8	CONTINUATION OF BUSINESS	49
6.9	MAJORITY SECURITYHOLDER CONSENT OR APPROVAL	50
6.10	OPTION ACCELERATION.	50
6.11	WARRANT AMENDMENTS.	50
ARTICLE VII POST CLOSING COVENANTS		50
7.1	CONFIDENTIALITY	50
7.2	RESTRICTIONS ON SALE OF BUYER SHARES	51
7.3	AGREEMENT TO VOTE	51
7.4	REGISTRATION	51
7.5	COMPANY STORES	52
7.6	D&O INSURANCE	52
7.7	FRANCHISE REQUIREMENTS	52
7.8	INDEMNIFICATION.	52
ARTICLE VIII CONDITIONS PRECEDENT TO BUYER PARTIES’ OBLIGATIONS		53
8.1	TRUTH OF REPRESENTATIONS AND WARRANTIES	53
8.2	PERFORMANCE OF AGREEMENTS	53
8.3	CERTIFICATE	53
8.4	NO LITIGATION, INJUNCTIONS OR RESTRAINTS	53
8.5	NO MATERIAL ADVERSE CHANGE	53
8.6	GOVERNMENTAL AND OTHER APPROVALS	54
8.7	EMPLOYMENT AGREEMENTS	54

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Page

8.8	VOTING AGREEMENT	54
8.9	REQUIRED SECURITYHOLDERS’ CONSENT	54
8.10	SECURITYHOLDER NOTICE	54
8.11	SECURITYHOLDER CONSENTS	54
8.12	OPTIONS	54
8.13	WARRANT AMENDMENTS	54
8.14	REGISTRATION RIGHTS AGREEMENT	55
8.15	SECURITYHOLDERS’ QUESTIONNAIRES	55
8.16	OTHER DELIVERIES	55
ARTICLE IX CONDITIONS PRECEDENT TO MAJORITY SECURITYHOLDERS’ AND COMPANY’S OBLIGATIONS		55
9.1	TRUTH OF REPRESENTATIONS AND WARRANTIES	55
9.2	PERFORMANCE OF AGREEMENTS	56
9.3	CERTIFICATE	56
9.4	NO LITIGATION, INJUNCTIONS OR RESTRAINTS	56
9.5	GOVERNMENTAL AND OTHER APPROVALS	56
9.6	REGISTRATION RIGHTS AGREEMENT.	56
9.7	DELIVERIES BY BUYER PARTIES	56
ARTICLE X INDEMNIFICATION		57
10.1	SURVIVAL	57
10.2	INDEMNIFICATION BY SECURITYHOLDERS	57
10.3	INDEMNIFICATION BY BUYER	58
10.4	LIMITATIONS ON LIABILITY	59
10.5	TAX TREATMENT OF INDEMNIFICATION PAYMENTS	59
10.6	PROCEDURE FOR INDEMNIFICATION	60
10.7	PROCEDURE FOR INDEMNIFICATION - OTHER CLAIMS	61
ARTICLE XI TERMINATION		61
11.1	RIGHT TO TERMINATE	61
11.2	EFFECT OF TERMINATION	62
ARTICLE XII MISCELLANEOUS PROVISIONS		62
12.1	NOTICES	62
12.2	ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST	63
12.3	EXPENSES	64
12.4	WAIVER AND AMENDMENT	64
12.5	SEVERABILITY	65
12.6	REMEDIES CUMULATIVE	65
12.7	COUNTERPARTS	65
12.8	GOVERNING LAW; JURISDICTION	65
12.9	RULES OF CONSTRUCTION	66
12.10	FURTHER ASSURANCES	66
12.11	REMEDIES	67

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Disclosure Schedules

Schedule 1.1(a)	Real Property Guarantees
Schedule 1.1(b)	Option Claim
Schedule 3.1	Ownership of Capital Equity
Schedule 4.3	Non-Contravention
Schedule 4.4	Capitalization
Schedule 4.5	Subsidiaries
Schedule 4.6(b)	Financial Statements
Schedule 4.7	Real Property Leases
Schedule 4.9	Accounts Receivable
Schedule 4.10(a)	Tax Return Extensions
Schedule 4.10(c)	Audits
Schedule 4.10(h)	Section 1445 Persons
Schedule 4.11(a)	Labor relations; Compliance
Schedule 4.11(c)	Labor Agreements
Schedule 4.12	Employee Benefit Plans
Schedule 4.13(a)	Proceedings
Schedule 4.13(b)	Orders
Schedule 4.14(a)	Non-Compliance with Legal Requirements
Schedule 4.14(b)	Non-Effective Governmental Authorizations
Schedule 4.15	Absence of Change
Schedule 4.16	Material Contracts
Schedule 4.17	Insurance
Schedule 4.18	Environmental Matters
Schedule 4.19(a)	Intellectual Property
Schedule 4.19(b)	IT Software
Schedule 4.19(c)	Company Intellectual Property Rights
Schedule 4.19(d)	No Third-Party Infringement
Schedule 4.19(e)	No Loss
Schedule 4.19(f)	No Infringement of Company Intellectual Property Rights
Schedule 4.19(g)	Intellectual Property Development
Schedule 4.19(h)	Intellectual Property Proceedings
Schedule 4.20	Affiliate Transactions
Schedule 4.22	Suppliers
Schedule 4.23	Franchise Matters
Schedule 8.7	Employment Agreements
Schedule 9.5	Required Consents

Exhibits

Exhibit A	Accounts Payable and Accounts Receivable
Exhibit B	Trademark Logo
Exhibit C	Franchise Disputes
Exhibit D	Securityholders’ Pro Rata Percentages
Exhibit E	Certificate of Merger

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is entered into as of February 14, 2007, by and among NexCen Brands, Inc., a Delaware corporation (“Buyer”), MM Acquisition Sub, LLC, a Delaware limited liability company (“Merger Sub”), MaggieMoo’s International, LLC, a Delaware limited liability company (the “Company”), Stuart Olsten (“Common Member”), Jonathan Jameson (“Class B Member,” and with the Common Member, the “Majority Securityholders”), and Stuart Olsten as the Securityholders’ Representative.

Background

WHEREAS, the operating board of the Company (the “Operating Board”) has determined that it is fair to and advisable and in the best interests of the Company and its Securityholders for Buyer to acquire all of the outstanding Membership Interests (the “Acquired Interests”) of the Company through the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware Limited Liability Act (the “Act”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such Merger, the Board of Directors of the Buyer, the Managing Member of Merger Sub, the Operating Board of the Company, and the Majority Securityholders (who constitute the requisite vote of the Securityholders), have each adopted this Merger Agreement providing for the Merger;

WHEREAS, each Majority Securityholder is an Accredited Investor (as defined in Article I); and

WHEREAS, Buyer, Merger Sub, the Majority Securityholders and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

Definitions

1.1 Definitions. In addition to terms defined elsewhere in this Agreement, the following terms when used in this Merger Agreement shall have the meanings indicated below:

“Accounts Payable” means all payables on the books and records of the Company, including but not limited to those payables set forth as accounts payables on Exhibit A hereto.

“Accounts Receivable” means (a) all trade accounts receivable, franchise royalty fee accounts receivable and other rights to payment from franchisees and customers of the Company, (b) all advertising accounts receivable related to advertising or marketing funds of the Company, (c) all accounts receivable related to the Marketing Fund, (d) all other accounts or notes receivable of the Company and the full benefit of all security for such accounts or notes, and (e) any claim, remedy or other right related to any of the foregoing, including but not limited to those receivables set forth as accounts receivable on Exhibit A hereto.

“Accredited Investor” shall have the meaning set forth in Regulation D promulgated under the Securities Act.

“Accredited Investor Percentage” shall have the meaning set forth in Section 2.6(a).

“Acquired Interests” shall have the meaning set forth in the Background to this Merger Agreement.

“Acquisition Proposal” shall have the meaning set forth in Section 6.6.

“Act” shall have the meaning set forth in the Preamble.

“Adjusted Holdback Amount” means the Holdback Amount, less amounts (if any) distributed to the Buyer prior to the Holdback Release Date in accordance with Section 2.12 and Article X

“Adjustment” shall have the meaning set forth in Section 7.2.

“Adjustment Amount” shall have the meaning set forth in Section 2.12(e).

“Affiliate” means, with respect to any Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For these purposes, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of any Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any affiliated, combined, consolidated, unitary or similar group under state, local or foreign tax law.

“Balance Sheet” shall have the meaning set forth in Section 4.6.

“Basket Amount” shall have the meaning set forth in Section 10.4(b).

“Brand” means “MaggieMoo’s Ice Cream and Treatery,” together with the logo as shown on Exhibit B attached hereto, which are the subject of certain trademark and service mark registrations with the United States Patent and Trademark Office.

“Buyer” shall have the meaning set forth in the Preamble to this Merger Agreement.

“Buyer Indemnified Persons” shall have the meaning set forth in Section 10.2.

“Buyer Parties” shall mean Buyer and Merger Sub, collectively.

“Buyer Statement” shall have the meaning set forth in Section 2.12(b).

“Buyer SEC Documents” shall have the meaning set forth in Section 5.6.

“Buyer Shares” means shares of common stock, par value $0.01 per share, of Buyer.

“Capital Equity” means (a) in the case of a corporation, its shares of capital stock, (b) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited), and (c) any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity.

“Cash Consideration” shall have the meaning set forth in Section 2.6(a).

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Class B Interests” means the interests of the Company designated as “Class B Interests” in the Operating Agreement.

“Closing” and “Closing Date” shall have the meanings set forth in Section 2.2(b).

“Closing Date Reference Price” means the average closing price of one Buyer Share on the Nasdaq Global Market during the fifteen (15) consecutive trading days ending on (and including) the trading day prior to the Closing Date.

“Closing Date Statement” shall have the meaning set forth in Section 2.12(b).

“Closing Transaction Expenses Certificate” shall have the meaning set forth in Section 13.3.

“COBRA” means Section 4980B of the Code or any similar state law.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto.

“Common Interests” means the interests of the Company designated as “Common Interests” in the Operating Agreement.

“Common Member” shall have the meaning set forth in the Preamble.

“Company Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Company Debt” means (a) indebtedness of the Company for borrowed money or with respect to deposits or advances of any kind (other than advances due from customers incurred in the ordinary course of business and consistent with past practice), (b) all obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of the Company upon which interest charges are paid, (d) all obligations of the Company in respect of capitalized leases that, individually, involve an aggregate future liability in excess of $5,000 and obligations of the Company for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and consistent with past practice), (e) all obligations in respect of banker’s acceptances or letters of credit issued or created for the account of the Company, (f) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Lien on any assets of the Company, even though the Company has not assumed or otherwise become liable for the payment thereof, (g) all guarantees by the Company of obligations of the type described in clauses (a) through (f) above of any other Person, (h) payment obligations in respect of interest under any interest rate swap or other hedge agreement or arrangement entered into by the Company with respect to any indebtedness described in clauses (a) through (g) above, and (i) with respect to any indebtedness described in the preceding clauses, all accrued interest, applicable prepayment premiums, fees and expenses, and the unamortized discount of any indebtedness; provided that Company Debt shall not include (i) the debt component of capitalized leases as determined in accordance with GAAP, consistently applied, that remain outstanding following the Closing, (ii) real property guarantees set forth on Schedule 1.1(a) hereof, and (iii) the Tillery Obligation as reflected on the books and records of the Company.

“Company Debt Amount” shall have the meaning set forth in Section 2.7.

“Company Financial Statements” shall have the meaning set forth in Section 4.6(a).

"Company Intellectual Property Rights" shall have the meaning set forth in Section 4.19(c).

“Company Interim Reports” shall have the meaning set forth in Section 4.6.

“Confidential Information” means any information concerning the business and affairs of Buyer or any of its Affiliates or the Company or any of their Affiliates that is not already generally available to the public.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.2.

“Contract” means any contract, license, sublicense, franchise, permit, mortgage, purchase orders, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing (in each case, whether written or oral).

“Damages” means any loss, liability, claim, damage, or expense, including reasonable attorneys’ fees and costs, but excluding special, exemplary, consequential or punitive damages (other than any and all special, exemplary, consequential or punitive damages that are paid or payable to a third party pursuant to a third-party claim).

“Disclosure Schedule” shall have the meaning set forth in Article IV.

“Earn-Out Payment” shall have the meaning set forth in Section 2.14.

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Employees” shall have the meaning set forth in Section 4.11(a).

“Environmental Laws” shall have the meaning set forth in Section 4.18.

“ERISA” shall have the meaning set forth in Section 4.12(a).

“ERISA Affiliate” means any entity (whether or not incorporated) treated as a single employer with the Company or any of its Subsidiaries for the purposes of Section 414 of the Code.

“Equity Securities” means (a) Capital Equity and (b) options, warrants or other rights convertible into, or exercisable or exchangeable for, directly or indirectly, or otherwise entitling any Person to acquire, directly or indirectly, Capital Equity.

“Estimate Statement” shall have the meaning set forth in Section 2.12(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Franchise Agreements” means any Contract, including any written amendment, addendum, or modification thereto, between the Company and a Franchisee pertaining to and evidencing the grant of a Franchise.

“Franchise Dispute” means any of those matters set forth on Exhibit C hereto.

“Franchisee” means a Person who has entered into and as of the Closing Date is a party to a Franchise Agreement with the Company.

“Franchisee Organization” means any group of two or more Franchisees, acting in concert on behalf of themselves and other Franchisees, if any, for the purpose of addressing with the Company concerns or issues under the Franchise Agreements or in connection with the operation of the Franchises.

“Franchises” means the grant by the Company to a Franchisee of the rights to establish and operate a store or outlet identified by the Brand, including subfranchise agreements, master development agreements, area representative agreements, area development agreements, master franchise agreements, development agreements and license agreements, together with all amendments and ancillary agreements related thereto.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis with prior periods.

“Government Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, including any quasi-governmental or private body exercising any regulatory or taxing authority thereunder or any judicial authority (or any department, bureau or division thereof).

“Government Authorization” means any approval, consent, license, permit, waiver, franchise, order, registration, certificate, variance, approval or other authorization issued, granted, given or otherwise made available by or under the authority of any Government Authority or pursuant to any Legal Requirement.

“Hazardous Substances” shall have the meaning set forth in Section 4.18.

“Holdback Account” shall have the meaning set forth in Section 2.13(a).

“Holdback Amount” means (x) a number of Buyer Shares equal to $3,000,000 multiplied by the Accredited Investor Percentage, divided by the Closing Date Reference Price plus (y) an amount of cash equal to $3,000,000 multiplied by the Non-Accredited Investor Percentage.

“Holdback Release Date” shall have the meaning set forth in Section 2.13(c).

“Incremental Continuing Royalties” means the positive amount, if any, by which the aggregate amount of continuing franchise royalties as determined in accordance with GAAP that are received by the Company or its Affiliates pursuant to the terms of the Franchise Agreements or any other franchise agreement regarding a quick service restaurant ice cream brand owned by the Company or its Affiliates for the twelve months ending December 31, 2007 exceed the aggregate amount of continuing franchise royalties as determined in accordance with GAAP that are received by the Company or its Affiliates pursuant to the terms of the Franchise Agreements for the twelve months ending December 31, 2006.

“Incremental Initial Royalties” means the positive amount, if any, by which the aggregate amount of initial franchise fees together with any other nonrecurring royalty amounts as determined in accordance with GAAP that are received by the Company or its Affiliates pursuant to the terms of the Franchise Agreements or any other franchise agreement regarding a quick service restaurant ice cream brand owned by the Company or its Affiliates for the twelve months ending December 31, 2007 exceed the aggregate amount of initial franchise fees together with any other nonrecurring royalty amounts as determined in accordance with GAAP that are received by the Company or its Affiliates pursuant to the terms of the Franchise Agreements for the twelve months ending December 31, 2006.

“Indemnification Agreements” means (i) that certain Indemnification Agreement by and between the Company and Terry Armacost, dated February 28, 2005, (ii) that certain Indemnification Agreement by and between the Company and Andrew Friedman, dated September 23, 2004, (iii) that certain Indemnification Agreement by and between the Company and the Common Member, dated May 11, 2004, (iv) that certain Indemnification Agreement by and between the Company and the Class B Member, dated May 11, 2004, (v) that certain Indemnification Agreement by and between the Company and Ed Blechschmidt, dated May 11, 2004, (vi) that certain Indemnification Agreement by and between the Company and Don Harty, dated May 17, 2006, and (vii) that certain Indemnification Agreement by and between the Company and Sarah Palisi Chapin, dated August 17, 2006.

“Indemnified Persons” shall have the meaning set forth in Section 10.3.

“Initial Period” shall have the meaning set forth in Section 7.2.

“Initial Merger Consideration” shall have the meaning set forth in Section 2.6(a).

“Interim Tax Period” means any taxable year or period that begins before the Closing Date and ends after the Closing Date.

“Insurance Policy” and “Insurance Policies” shall have the meaning set forth in Section 4.17.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, trade names, product configuration, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, Internet websites, and URLs together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets and confidential information (including inventions, ideas, formulae, recipes and proprietary food processes, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (vi) computer software, computer source code and software systems (including data, source code and object code, databases and related documentation); and (vii) all other intellectual property.

“IRS” shall have the meaning set forth in Section 4.10(a).

“Knowledge” means (a) with respect to the Company, the actual knowledge, after due inquiry, of Stuart Olsten, Jonathan R. Jameson, Terry Armacost, and Andrew Friedman and (b) with respect to Buyer, the actual knowledge, after due inquiry, of Robert D’Loren, James Haran and David Meister. The terms “know” and “knows” and like terms will have correlative meanings.

“Leased Real Property” means all real property leased, subleased, licensed or otherwise conveyed or used pursuant to the Real Property Leases.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute, treaty, ruling, interpretation, order or requirement imposed by an agency of the state or local government, court or other administrative body.

“Liens” means any mortgages, liens, pledges, security interests, charges, claims, restrictions, and encumbrances of any nature, including pledges, defect or objection liens, easements, encroachments, or restrictions of any kind and other title or interest retention arrangements, reservations, or limitations of any nature whatsoever, whether voluntarily incurred or arising by operation of law.

“Majority Securityholders” shall have the meaning set forth in the Preamble.

“Marketing Fund” means any marketing funds under accounts set up by the Company contributed to by the Franchisees pursuant to their respective Franchises.

“Marketing Fund Difference” means, as of the Closing Date, the amount by which the liabilities (as determined in accordance with GAAP and in accordance with past practice) of the Marketing Fund exceed the cash on hand thereof, as supported by a statement of the Marketing Fund’s account delivered by the Company to the Buyer no later than three (3) days prior to Closing.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, in the individual or in the aggregate, is, has been or would reasonably be expected to be materially adverse to the assets, business, liabilities, prospects, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or that would prevent or materially delay the consummation of the transactions contemplated by this Merger Agreement.

“Material Contracts” shall have the meaning set forth in Section 4.16.

“Membership Interests” shall mean the Common Interests and the Class B Interests.

“Merger” has the meaning set forth in the Background.

“Merger Agreement” means this Agreement and Plan of Merger together with all exhibits and schedules referred to herein.

“Merger Consideration” shall have the meaning set forth in Section 2.6(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Minority Securityholders” shall have the meaning set forth in Section 6.9.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“NASAA” means the North American Securities Administrators Association.

“Non-Accredited Holder Amount” shall have the meaning set forth in Section 2.6(a).

“Non-Accredited Investor Percentage” shall have the meaning set forth in Section 2.6(a).

“Notice of Default” means a formal, written notice the Company provides or has provided to a Franchisee, in accordance with the terms of a Franchise Agreement, of a default committed or alleged to be committed by the Franchisee under, or occurring in connection with a Franchisee’s operation under, a Franchise Agreement.

“Operating Agreement” means that certain Second and Amended Operating Agreement of the Company, dated August 11, 2004.

“Operating Board” shall have the meaning set forth in the Background.

“Option Claim” means any claim, formal or informal, that has been asserted or may be asserted with respect to the matter set forth on Schedule 1.1(b).

“Options” means options to purchase Class B Interests issued pursuant to the Option Plan.

“Option Holders” shall have the meaning set forth in Section 6.10.

“Option Plan” means that certain Employee Option Plan of the Company effective as of January 1, 2004.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Government Authority or by any arbitrator.

“Organizational Documents” means with respect to any entity, the certificate of incorporation, bylaws or other governing documents of such entity.

“Pay-off Certificate” shall have the meaning set forth in Section 2.7.

“Permitted Liens” means (i) mechanics’, materialmen’s or similar inchoate Liens arising or incurred in the ordinary course of business relating to liabilities not yet due and payable; (ii) Liens for current taxes not yet due and payable, or the validity of which is being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing foreclosure or enforcement of such Liens and where adequate reserves are established and maintained in accordance with generally accepted accounting principles; and (iii) Liens or pledges in connection with workmen’s compensation, unemployment insurance or other social security obligations.

“Person” means any natural person, corporation, unincorporated organization, partnership, association, limited liability company, joint stock company, joint venture, trust or government, or any agency or political subdivision of any government, or any other entity.

“Pre-Closing Tax Returns” shall have the meaning set forth in Section 11.1.

“Pro Rata Percentage” shall mean the percentage set forth on Exhibit D hereto opposite such Securityholder’s name, which indicates such Securityholder’s pro rata ownership percentage of the Company.

“Proceeding” means any private or governmental suit, litigation, arbitration, investigation or proceeding, including any civil, criminal, administrative, investigative or appellate proceeding, or prosecution.

“Real Property Leases” shall have the meaning set forth in Section 4.7(a).

“Reference Date” means the nine (9)-month anniversary of Closing or such earlier date that the Company has sold all Company-owned stores acquired pursuant to this Merger Agreement.

“Registration Rights Agreement” shall have the meaning set forth in Section 7.4.

“Required Securityholder Consent” shall have the meaning set forth in Section 6.9.

“Reviewing Accountants” shall have the meaning set forth in Section 2.12(c).

“SEC Financial Statements” shall have the meaning set forth in Section 7.6.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute thereto.

“Securities” shall have the meaning set forth in Section 7.2.

“Securityholder Indemnified Persons” shall have the meaning set forth in Section 10.3.

“Securityholders” shall have mean those Persons listed as members of the Company on Schedule 4.4, which for the avoidance of doubt includes all Option Holders and Warrant Holders.

“Securityholders’ Representative” shall mean Stuart Olsten.

“Sold Store” shall have the meaning set forth in Section 7.5.

“Statement of Objection” shall have the meaning set forth in Section 2.12(b).

“Stock Consideration” shall have the meaning set forth in Section 2.6(a).

“Store-Level Net Proceeds” means, with respect to the Sold Stores, as of the Reference Date, an amount equal to the sum of (i) (x) net income of the Sold Stores for the period commencing on the first day after the Closing Date and ending on the Reference Date (or such earlier date that the Company ceases to own or operate a particular Sold Store), after restoring thereto (without duplication) amounts deducted in the computation thereof for (a) depreciation, (b) amortization, and (c) other non-cash expenses (excluding provisions for uncollectible accounts), less (y) $50,000, plus (ii) net proceeds (after deducting fees and expenses incurred in connection with or related to the sale or other transfer of any Sold Store and Taxes) received by the Buyer or its Affiliates from any sale or other transfer of any Sold Store to a third party.

“Store Loss” shall have the meaning set forth in Section 7.5.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which such Person (either alone or through or together with one or more of its other Subsidiaries), owns, directly or indirectly, more than fifty percent (50%) of the Capital Equity or other equity interests the holders of which are (a) generally entitled to vote for the election of the board of directors or other governing body of such legal entity or (b) generally entitled to share in the profits or capital of such legal entity.

“Subsidiary Shares” shall have the meaning set forth in Section 4.5(b).

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Tax” and “Taxes” means (i) any federal, state, local or foreign income, gross receipts, capital, franchise, import, goods and services, value added, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee withholding, unclaimed property, escheat or other tax of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an Affiliated Group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee or successor to any person or as a result of any express or implied obligation to indemnify any other Person.

“Tax Benefit” shall have the meaning set forth in Section 10.5.

"Tax Claim" shall have the meaning set forth in Section 11.3.

“Tax Returns” means returns, written declarations, written reports, claims for refund, information returns or other documents (including any related or supporting schedules, written statements or written information) filed or required to be filed with any Government Authority exercising taxing authority in connection with the determination, assessment, administration, imposition or collection of any Tax.

“Termination Date” shall have the meaning set forth in Section 11.1(b).

“Territorial Rights” means any of the following under a Franchise Agreement granted by the Company to any Franchisee: a protected territory or an exclusive territory in a geographical area; a Company covenant not to compete with a Franchisee in a geographical area; a Franchisee’s right of first refusal to franchise in a geographical area or an option or other similar arrangement to franchise in a geographical area.

“Threshold” shall have the meaning set forth in Section 10.4(b).

“Tillery Obligation” means the obligation of the Company set forth in section I.B. of that certain Agreement of Purchase and Sale, dated November 25, 1996, by and between MaggieMoo’s Franchise Company, Inc. (“Tillery”), and the Company (the “Tillery Agreement”), to pay to Tillery the Initial Contingency Payment and the Additional Contingency Payments (each as defined in the Tillery Agreement) pursuant to the terms thereof.

“Transaction Amendments” shall have the meaning set forth in Section 6.8.

“Transfer” shall have the meaning set forth in Section 7.2.

“UFOC Guidelines” means the Uniform Franchise Offering Circular Guidelines published by NASAA as in effect from time to time.

“UFOC” or UFOCs” means the uniform franchise offering circular(s) used by the Company since March 27, 2003 in its efforts to comply with the laws pertaining to the offer and sale of Franchises operating under the Brand.

“Voting Agreement” shall have the meaning set forth in Section 7.3.

“Warrant Amendments” has the meaning set forth in Section 6.11.

“Warrant Holders” has the meaning set forth in Section 6.11.

“Warrants” means warrants issued by the Company that are exercisable for Common Interests.

ARTICLE II

The Merger

2.1 The Merger.Upon the terms and subject to the conditions set forth in this Merger Agreement, and in accordance with the Act, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Company”).

2.2 Effective Time; Closing; Actions at Closing.

(a) Subject to the provisions of this Merger Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger in substantially the form attached hereto as Exhibit E with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Act (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Buyer and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on the Closing Date (as defined below).

(b) The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, located at 153 East 53rd Street, New York, New York 10022, which shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Articles VIII and IX (other than those that by their terms are to be satisfied or waived at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(c) At the Closing, (i) the Company will deliver to the Buyer Parties the various certificates, instruments and documents referred to in Article VIII; (ii) the Buyer Parties will deliver the various certificates, instruments and documents referred to in Article IX; (iii) the Company and Merger Sub will file with the Secretary of State of the State of Delaware the Certificate of Merger; (iv) Buyer will pay in full the Company Debt Amount, in accordance with the pay-off instructions included with the Pay-off Certificate; (iv) Buyer will pay the amounts set forth on the Closing Transaction Expenses Certificate; and (v) Buyer will reserve the Holdback Amount.

2.3 Effect of the Merger  At the Effective Time, the effect of the Merger shall be as provided in this Merger Agreement and the applicable provisions of the Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.4 Certificate of Formation and Operating Agreement  At the Effective Time, the Certificate of Formation of the Company shall be amended and restated in its entirety to be identical to the Certificate of Formation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the Act and as provided in such Certificate of Formation; provided, however, that at the Effective Time, Article First of the Certificate of Formation of the Surviving Company shall be amended and restated in its entirety to read as follows: “The name of the limited liability company is “MaggieMoo’s International, LLC”. At the Effective Time, the Operating Agreement of the Company shall be amended and restated in its entirety to be identical to the operating agreement of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the Act and as provided in such operating agreement.

2.5 Managing Member and Officers  The managing member of the Surviving Company shall be the managing member of Merger Sub immediately prior to the Effective Time. The initial officers of the Surviving Company shall be the initial officers of Merger Sub immediately prior to the Effective Time.

2.6 Calculation and Payment of Merger Consideration,

(a) The consideration for all of the Acquired Interests shall be $16,100,000 (the “Initial Merger Consideration”), which shall be comprised of (1) the Cash Consideration (subject to adjustment in accordance with Section 2.12) and the Stock Consideration, (2) the Non-Accredited Holder Amount and (3) the Holdback Amount as and to the extent payable as set forth in Section 2.13. The Initial Merger Consideration, plus the Earn-Out Payment earned as and to the extent set forth in Section 2.14 is referred to as the “Merger Consideration” and shall be paid in accordance with Section 2.6(b), Section 2.6(c) and Section 2.6(d). The “Cash Consideration” shall be equal to the remainder of (i) $10,600,000 (as adjusted pursuant to Section 2.12(a)), less (ii) the Company Debt Amount, less (iii) the amount set forth on the Closing Transaction Expenses Certificate, and less (iv) the Marketing Fund Difference. The “Stock Consideration” shall be a number of Buyer Shares equal to the quotient obtained by dividing (x) $2,500,000 multiplied by the percentage of the Acquired Interests owned by Accredited Investors (as determined based on the Securityholder Questionnaires) (the “Accredited Investor Percentage”), by (y) the Closing Date Reference Price. The “Non-Accredited Holder Amount” shall be cash equal to $2,500,000 multiplied by the percentage of the Acquired Interests not owned by Accredited Investors (as determined based on the Securityholder Questionnaires) (the “Non-Accredited Investor Percentage”).

(b) At least three (3) days prior to the Closing Date, the Company shall deliver to Buyer and Merger Sub a schedule setting forth the Cash Consideration, Additional Cash Consideration (as defined below) and Stock Consideration payable in respect of each Acquired Interest (the "Allocation Schedule"). The following provisions shall apply to the formulation of the Allocation Schedule:

(i) the portion of the Initial Merger Consideration payable in respect of each Acquired Interest shall be determined as if the Initial Merger Consideration were distributed to all of the holders (other than the Company, any of its Subsidiaries, Merger Sub or Buyer) of Acquired Interests pursuant to the terms of the Operating Agreement; and

(ii) the holders of Acquired Interests who are Accredited Investors (as defined under Regulation D of the Securities Act) and have completed, signed and returned the shareholder questionnaire in the form mutually agreed (the “Securityholder Questionnaire”) demonstrating their qualifications as Accredited Investors, shall receive Initial Merger Consideration consisting of a portion of the Cash Consideration equal to the product of the Cash Consideration multiplied by the Accredited Investor Percentage and all of the Stock Consideration; and

(iii)  the holders of Acquired Interests who do not demonstrate their qualifications as an Accredited Investors in their returned Securityholder Questionnaires or who otherwise are determined in good faith by the Company (after consultation with the Buyer) not to be Accredited Investors shall receive Initial Merger Consideration consisting of the portion of the Cash Consideration equal to the product of the Cash Consideration multiplied by the Non-Accredited Investor Percentage and the Non-Accredited Holder Amount.

(c) At the Effective Time, (i) payment of the Cash Consideration and the Non-Accredited Holder Amount shall be made by wire transfer of immediately available funds to an account designated by the Company at least three (3) days prior to Closing for the benefit of the Securityholders and (ii) the Buyer shall deliver the certificates representing the Stock Consideration to the Company for the benefit of the Securityholders entitled to receive the same pursuant to Section 2.6(b)(ii). On the Holdback Release Date, the Adjusted Holdback Amount shall be distributed to the Securityholders from the Holdback Account.

(d) On March 31, 2008, each Securityholder shall be entitled to receive an amount of the Earn-Out Payment, if any, equal to the aggregate amount of the Earn-Out Payment, if any, multiplied by such Securityholder’s Pro Rata Percentage (but subject to the form of consideration specified in Section 2.14). Payment of the cash portion of the Earn-Out Payment, if any, shall be made by wire transfer of immediately available funds to one account designated by the Securityholders’ Representative no later than March 28, 2008, for the benefit of the Securityholders entitled to receive the same pursuant to Section 2.6(b)(ii). The Buyer shall issue the Buyer Shares issuable in respect of such Earn-Out Payment, if any, in the names of the Securityholders and deliver the certificates representing such shares to the Securityholders’ Representative for the benefit of such Securityholders.

2.7 Repayment of Company Debt  Not less than three (3) business days prior to the Closing, the Company shall cause to be delivered to the Buyer a certificate (the “Pay-off Certificate”) setting forth the amount of Company Debt that will be outstanding immediately prior to the Closing, together with pay-off letters specifying the pay-off amount (including principal, interest, and any premiums, penalties or fees payable in connection therewith), UCC-3 Termination Statements and the pay-off instructions for all such Company Debt, if any (the aggregate of such amount, the “Company Debt Amount”).

2.8 Effect on Capital Equity  At the Effective Time, by virtue of the Merger and without any action on the part of Buyer Parties, the Company or the Securityholders the following will occur:

(a) Conversion of Membership Interests. Except as otherwise provided herein, each Membership Interest issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the consideration specified in Section 2.6 above.

(b) Cancellation of Membership Interests. As of the Effective Time, all Membership Interests issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Securityholder shall cease to have any rights with respect to thereto, except the right to receive the right to receive the consideration specified in Section 2.6, payable or issuable, as applicable, in the form set forth above in Section 2.6.

(c) Cancellation of Options. As of the Effective Time, all Options issued and outstanding immediately prior to the Effective Time that have not been exercised shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Option Holder shall cease to have any rights with respect to thereto.

(d) Cancellation of Warrants. As of the Effective Time, all Warrants issued and outstanding immediately prior to the Effective Time that have not been exercised shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Warrant Holder shall cease to have any rights with respect to thereto.

(e) Capital Equity of Merger Sub. Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into one limited liability company interests of the Surviving Company.

2.9 No Further Ownership Rights in Company Capital Equity  All Merger Consideration issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Membership Interests, and there shall be no further registration of transfers on the records of the Surviving Company of any Membership Interests which were outstanding immediately prior to the Effective Time.

2.10 Tax Withholding Rights  Buyer, Merger Sub or the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Securityholder pursuant to this Merger Agreement, such amounts only as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax law. To the extent that amounts are so deducted and withheld by Buyer, Merger Sub or the Surviving Company and paid over to the appropriate taxing authority, such deducted and withheld amounts shall be treated for all purposes of this Merger Agreement as having been paid to such Securityholder in respect of which such deduction and withholding was made by Buyer, Merger Sub or the Surviving Company.

2.11 Further Action  At and after the Effective Time, the officers and directors of Buyer and the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

2.12 Merger Consideration Adjustments.

(a) At least five (5) business days prior to the Closing Date, the Company shall prepare and deliver to Buyer a good faith estimate, prepared in accordance with GAAP, except as noted thereon, applied in a manner consistent with the preparation of the Company Financial Statements, but including normal GAAP year-end adjustments, and accompanied by a certificate of the Chief Financial Officer of the Company, of the estimated Accounts Receivable and Accounts Payable as of the Closing Date (the “Estimate Statement”), which Estimate Statement shall be reasonably acceptable to Buyer; provided that Buyer’s belief that the Estimate Statement is reasonable at that time shall not foreclose, prevent, limit or preclude any rights or remedy of Buyer set forth herein. In the event that the parties fail to resolve their disagreements over the disputed items prior to the Closing, the Estimate Statement as originally provided to Buyer, or with those modifications, if any, to which the parties shall have agreed shall be deemed to be the Estimate Statement. If the Accounts Payable exceed the Accounts Receivable by more than $350,000, then the Cash Consideration paid at Closing shall be decreased to the extent of such excess.

(b) As promptly as practicable after the Closing Date, but in no event more than sixty (60) days following the Closing Date, Buyer will prepare and deliver to the Securityholders’ Representative a reasonably detailed statement (the “Buyer Statement”) setting forth the Accounts Receivables and Accounts Payable as of the Closing Date. If the Securityholders’ Representative has not received a Buyer Statement within sixty (60) days following the Closing Date, the Estimate Statement shall be final and binding on the parties hereto without any further action. Buyer shall prepare the Buyer Statement consistent with the basis of the preparation of the Estimate Statement. Unless within thirty (30) days after its receipt of Buyer Statement the Securityholders shall deliver to Buyer a reasonably detailed statement describing their objections to Buyer Statement (a “Statement of Objection”), the amount of Accounts Receivable and Accounts Payable at the Closing Date as set forth on Buyer Statement shall be final and binding on the parties hereto and Buyer Statement shall be the final statement hereunder (the “Closing Date Statement”).

(c) If the Securityholders’ Representative delivers to Buyer a timely Statement of Objection, Buyer and the Securityholders’ Representative and their respective independent accountants shall negotiate in good faith and use reasonable best efforts to resolve any dispute. If the parties resolve their disagreements in accordance with the foregoing sentence, the Closing Date Statement with those modifications, if any, to which the parties shall have agreed shall be deemed to be the Closing Date Statement. If a final resolution is not reached within thirty (30) days after Buyer or the Securityholders’ Representative have submitted their Statement of Objection, any remaining disputes shall be resolved by an independent accounting firm of national standing selected jointly by the parties (the “Reviewing Accountants”). The Reviewing Accountants shall be instructed to limit its review to matters specifically set forth in the Statement of Objections and to resolve any matters in dispute as promptly as practicable, but in no event more than thirty (30) days after such matters have been submitted to them, and to set forth their resolution in a statement (the “Accountant Statement”) setting forth the Accounts Receivable and Accounts Payable as of the Closing Date. With respect to any disputed matter, the Reviewing Accountants may select Buyer’s figure, the Securityholders’ Representative’s figure or a figure between the two. The Reviewing Accountant shall act as an arbitrator to determine, based solely on the terms of this Merger Agreement (including the definition of Accounts Receivable and Accounts Payable set forth herein) and the presentations by the parties and not by independent review of legal, accounting or factual matters, only those issues in dispute. In no event may the Reviewing Accountant consider any issues, amounts or matters not disputed in a Statement of Objection delivered within the applicable 30-day period. The determination of the Reviewing Accountants shall be final and binding on the parties hereto.

(d) The fees and expenses of the Reviewing Accountants shall be borne by Buyer and the Securityholders in inverse proportion as they may prevail on matters resolved by the Reviewing Accountants, and such proportionate allocation shall also be determined by the Reviewing Accountants when their determination is rendered on the merits of the matter submitted. The Securityholders’ Representative and Buyer shall cooperate with each other and any Reviewing Accountants in connection with the matters contemplated by this Section 2.12, including Buyer’s preparation of and the Securityholders’ Representative’s review of Buyer Statement, in each case including by furnishing such information and access to books, records (including accountants’ work papers), personnel and properties as may be reasonably requested.

(e) Within three (3) days after the final determination of the Closing Date Statement in accordance with this Section 2.12, if the Closing Date Statement reflects an increase in amount (if any) by which the Accounts Payable exceed the Accounts Receivables as compared to the Estimate Statement (such difference, the “Adjustment Payment”), then the Buyer shall be entitled to such Adjustment Payment and the Adjustment Payment shall be satisfied solely from the Holdback Amount in accordance with Section 2.13.

(f) The Securityholders’ portion of any fees and expenses due to the Reviewing Accountants or any other third-party fees and expenses of the Securityholders’ and/or the Securityholders’ Representative incurred in connection with complying with Section 2.12(b) or Section 2.12(c) (the “Securityholders’ Fees”) shall be satisfied out of the Holdback Amount, as adjusted from time to time; provided, that the Securityholders’ Fees shall not exceed $25,000 in the aggregate.

2.13 Holdback

(a) At Closing, the Buyer shall reserve, in the aggregate, an amount of cash and a number of Buyer Shares to satisfy the Holdback Amount and shall designate such Buyer Shares as so reserved on the books and records of the Buyer for the benefit of the Securityholders.

(b) The Holdback Amount shall be used to (i) satisfy any Adjustment Payment, (ii) to pay the Securityholders’ Fees, and (iii) satisfy Damages, if any, for which Buyer Indemnified Parties are entitled to indemnification or reimbursement in accordance with Article X hereof. For purposes of satisfying any claim under this Merger Agreement or paying the Securityholders’ Fees, the value of each Buyer Share included in the Holdback Amount shall be equal to the greater of (i) the average closing price of one Buyer Share on the Nasdaq Global Market (or any other primary exchange on which such shares then trade) during the fifteen (15) consecutive trading days ending on (and including) the trading day prior to any applicable draw down from the Holdback Account and (ii) the Closing Date Reference Price. With respect to the Securityholder Fees, upon receipt of a notice of such Securityholders’ Fees from the Securityholders’ Representative, the Buyer shall pay to the Securityholders’ Representative the Securityholders’ Fee and reduce the Holdback Amount in accordance with the immediately preceding sentence. The Buyer shall, from time to time, adjust its books and records to reflect deductions to the Holdback Amount for satisfaction of any Adjustment Payment or indemnification payments or payment of the Securityholders’ Fees.

(c) Subject to Section 7.4, the Buyer Parties shall release the Adjusted Holdback Amount to the Securityholders based on their Pro Rata Percentage on the date which is 24 months and one day after the Closing Date (or, if such date is not a business day, the immediately following business day) (the “Holdback Release Date”); provided that if on the Holdback Release Date any claim by a Buyer Indemnified Person has been made that could result in Damages and Buyer has notified the Securityholders of such in writing, then either (i) there shall be withheld from the distribution to the Securityholders such amount of the Adjusted Holdback Amount necessary to cover all Damages potentially resulting from all such pending claims (and the Adjusted Holdback Amount shall continue with respect to such withheld amount) and such withheld amount (or the applicable portion thereof) shall either be (A) paid to Buyer or (B) paid to the Securityholders, as determined upon final resolution of each such claim in accordance with Article X hereof or (ii) the Securityholders shall post a bond in an amount reasonably and from a bank of national standing acceptable to Buyer for such amount necessary to cover all Damages potentially resulting from all such pending claims in accordance with the terms of Article X hereof, and upon posting of such bond all of the remaining balance of the Holdback Amount shall be released to the Securityholders in accordance with the terms of this Section 2.13 and Article X hereof. Notwithstanding the foregoing, any Securityholder that received the Non-Accredited Holder Amount shall receive his, her, or its Pro Rata Percentage of the Adjusted Holdback Amount in cash.

2.14 Earn-Out  Following the Closing, the Securityholders shall be entitled to receive (subject to the terms and conditions set forth in this Section 2.14) an amount of cash or additional Buyer Shares, at Buyer’s option (the “Earn-Out Payment”), equal to the lesser of (x) $2,000,000 and (y) the product of (i) 0.4 multiplied by (y) the sum of (A) the Incremental Initial Royalties multiplied by 2.0 plus (B) the Incremental Continuing Royalties multiplied by 4.5, and such amount, if any, shall be paid in accordance with Section 2.6(c); provided first that if on March 31, 2008 the Buyer Shares are not listed on one or more national securities exchanges, the Nasdaq Global Market or a similarly liquid non-United States securities exchange, the Buyer shall satisfy the Earn-Out Payment, if any, solely in cash; and provided second that, with respect to all Securityholders that received the Non-Accredited Holder Amount, the Earn-Out Payment shall be made solely in cash. Any Buyer Shares issued in satisfaction of the Earn-Out Payment, if any, shall equal the Earn-Out Payment payable to such Securityholder divided by the closing sale price per share of the Buyer Shares on the Nasdaq Global Market (or any other primary exchange on which such shares then trade) on March 31, 2008. As a condition to the Earn-Out Payment in Buyer Shares, such Buyer Shares shall be covered by a registration statement filed with and declared effective by the Securities and Exchange Commissions under the Securities Act.

ARTICLE III
Representations and Warranties Regarding the Majority Securityholders

Each Majority Securityholder hereby, severally and not jointly, represents and warrants to the Buyer Parties that the statements contained in this Article III are correct and complete as of the date of this Merger Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Merger Agreement throughout this Article III (except to the extent any representation or warranty speaks as of a different date, which representations and warranties shall be true and correct only as of such date)) with respect to himself, except as set forth in the Disclosure Schedules (as defined below) attached hereto:

3.1 Ownership of Capital Equity  Such Majority Securityholder is the lawful, record and beneficial owner of all of the Equity Securities which are set forth opposite such Majority Securityholder’s name on Schedule 3.1 hereto, which Equity Securities shall be free and clear of all Liens as of the Closing, other than Liens arising under applicable federal, state and local securities laws. Other than this Merger Agreement and except as set forth on Schedule 3.1, such Equity Securities are not subject to any voting trust agreement or similar agreement, including any agreement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Securities.

3.2 Authorization and Validity of Agreement  Such Majority Securityholder has full power and authority to execute and deliver this Merger Agreement, to perform its obligations under this Merger Agreement and to consummate the transactions contemplated by this Merger Agreement. This Merger Agreement has been duly executed and delivered by such Majority Securityholder and, assuming the due execution of this Merger Agreement by the Buyer, the Company and the other Majority Securityholder, this Merger Agreement is a valid and binding obligation of such Majority Securityholder, enforceable against such Majority Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

3.3 Consents and Approvals; No Violations  The execution and delivery of this Merger Agreement by such Majority Securityholder and the consummation of the transactions contemplated by this Merger Agreement (a) will not violate any Legal Requirement or Order of any court or Government Authority to which such Securityholder is subject, (b) will not require such Securityholder to obtain any permit, consent or approval of, or to give any notice to, or declare or file with, any Person (including any Government Authority) on or prior to the Closing Date and (c) will not result in a violation or breach of, or constitute a default under, any note, bond, mortgage, indenture, agreement or other instrument or obligation to which such Securityholder is subject.

3.4 Broker’s or Finder’s Fees  No agent, broker, firm or other Person acting on behalf of such Majority Securityholder is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Merger Agreement.

3.5 Absence of Claims  Such Majority Securityholder has no claim of any kind against the Company nor has such Majority Securityholder assigned any such claims to a third party.

3.6 Investment  Such Majority Securityholder (a) understands that the Buyer Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, as of the Closing Date, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (b) is acquiring the Buyer Shares solely for his own account for investment purposes, and not with a view to the distribution thereof, (c) is a sophisticated investor with knowledge and experience in business and financial matters, (d) has received certain information concerning the Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Buyer Shares, (e) is able to bear the economic risk and lack of liquidity inherent in holding the Buyer Shares, and (f) is an Accredited Investor.

ARTICLE IV
Representations and Warranties Regarding the Company

The Company hereby represents and warrants to the Buyer Parties that the statements contained in this Article IV are correct and complete as of the date of this Merger Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Merger Agreement throughout this Article IV and such representations and warranties shall be true and correct as of such date), except as set forth in the disclosure schedule delivered by the Company to the Buyer Parties on the date hereof and initialed by the Parties (the “Disclosure Schedule”).

4.1 Organization  The Company is a duly organized limited liability company and validly exists and is in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed as a foreign limited liability company to conduct its business as currently conducted and, to the extent applicable, is in good standing, in each jurisdiction in which the character or location of the property owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification necessary and has obtained all Government Authorizations necessary to the ownership or operation of its properties or the conduct of its business, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.2 Authorization; Enforceability  The Company has all requisite power and authority to execute and deliver this Merger Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Merger Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by its Operating Board and, if required, by its members, and no other action on the part of the Company, or its members is necessary to authorize the execution, delivery and performance of this Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by this Merger Agreement. This Merger Agreement has been duly executed and delivered by the Company and, assuming the due execution of this Merger Agreement by Buyer and the Securityholders, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.

4.3 No Violation or Conflict  Except as set forth in Schedule 4.3, the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby do not and will not:

(a) violate or conflict with the provisions of the Organizational Documents of the Company or any Subsidiaries;

(b) violate any Legal Requirement or Order to which the Company or any of its Subsidiaries is subject or by which any of the material properties or assets of the Company or its Subsidiaries are bound;

(c) require any permit, consent or approval of, or the giving of any notice to, or filing with any Government Authority or other Person; or

(d) result in the acceleration or modification of any obligations under, a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, or result in the creation of any Lien upon any of the properties or assets of the Company or its Subsidiaries under any of the terms, conditions or provisions of, any Indebtedness or Contract of the Company or its Subsidiaries;

excluding from the foregoing clauses (b), (c) and (d) permits, consents, approvals, notices and filings the absence of which, and violations, breaches, defaults and Liens the existence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.4 Capitalization  Schedule 4.4 sets forth the number of authorized and issued Equity Securities of the Company. Except for the Acquired Interests, there are no Equity Securities of the Company issued, reserved for issuance or outstanding. All outstanding Equity Securities of the Company have been duly authorized and validly issued and are fully-paid and nonassessable, and are held of record and owned beneficially as set forth on Schedule 4.4. Except as set forth on Schedule 4.4, all of the issued and outstanding Equity Securities of the Company were issued in compliance with all applicable federal and state securities laws. Except as set forth on Schedule 4.4, there are no outstanding or authorized options, warrants, subscriptions, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of the Company providing for the purchase, issuance or sale of any Equity Securities of the Company, other than the transactions contemplated by this Merger Agreement. Except as set forth on Schedule 4.4, there are no outstanding stock appreciation, phantom stock or similar rights with respect to the Company. The Company has no obligation of any kind to issue any additional shares of Capital Equity to any Person. There are no voting trusts, proxies or other agreements, or understandings with respect to the voting of the Capital Equity of the Company.

4.5 Subsidiaries of the Company

(a) Each Subsidiary of the Company is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(b) Schedule 4.5 contains a true and complete list of the Subsidiaries of the Company and sets forth, with respect to each such Subsidiary, the jurisdiction of incorporation or formation, and the authorized and outstanding Capital Equity of such Subsidiary. All of the outstanding shares of Capital Equity of the Subsidiaries of the Company (collectively, the “Subsidiary Shares”) have been duly authorized, are validly issued, fully paid and nonassessable. The Company, directly or indirectly, owns beneficially all of the outstanding Equity Securities of each Subsidiary of the Company, free and clear of any Liens. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any of its Subsidiaries to sell, transfer, or otherwise dispose of any Equity Securities of any of its Subsidiaries or that could require any Subsidiary of the Company to issue, sell, or otherwise cause to become outstanding any of its own Equity Securities. Other than the Subsidiary Shares set forth in Schedule 4.5, no Subsidiary of the Company has outstanding any shares of Capital Equity or any other Equity Securities.

(c) Except for the Subsidiary Shares, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any Equity Securities in any Person, or has any agreement or obligation to acquire any such Equity Securities.

4.6 Financial Statements

(a) The Company has delivered to the Buyer (i) audited balance sheets of the Company as of each of December 26, 2004 and December 25, 2005, and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with the report thereon of Peacock, Condron, Anderson & Co., the Company’s independent certified public accountants (including the notes thereto, the “Company Financial Statements”), and (ii) an unaudited balance sheet of the Company as of September 3, 2006 (the “Balance Sheet”) and the related unaudited statements of operations, stockholders’ equity and cash flows of the Company (together with the Balance Sheet, the “Company Interim Reports”) as at and for the nine (9)-month period ended September 3, 2006. The Company Financial Statements, the Company Interim Reports and each Other Interim Report delivered pursuant to Section 6.2 fairly presents the financial position and the results of operations, stockholders’ equity and cash flows of the Company as the respective dates of, and for the periods referred to in, such Company Financial Statements, Company Interim Reports and Other Interim Reports, all in accordance with GAAP, applied consistently through the periods involved, subject, in the case of the Company Interim Reports and Other Interim Reports, to normal year-end adjustments (which are not material in the aggregate) and the absence of notes and are consistent with the books and records of the Company. No financial statements of any other Person are required by GAAP to be included in the financial statements of the Company.

(b) Except as disclosed on Schedule 4.6(b), the Company has no material liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities and obligations accrued or disclosed on the face of the Balance Sheet and (ii) liabilities and obligations incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice (none of which arise out of a breach of any contract, tort, infringement, claim, lawsuit or breach of warranty).

4.7 Real Property

(a) Schedule 4.7 contains a complete and correct list of all leases, subleases, licenses and other use and occupancy agreements (including all amendments extensions, renewals, guaranties and modifications thereto) pursuant to which the Company or its Subsidiaries holds any leasehold or subleasehold estate or other right to use or occupy real property (collectively, the “Real Property Leases”). Neither the Company nor any of its Subsidiaries own any fee interest in any real property. Subject to the terms of the respective Real Property Leases, the Company has a valid and subsisting leasehold or subleasehold estate in each Leased Real Property. Such Company’s occupation, possession and use of the Leased Real Property has not been disturbed and no claim has been asserted or threatened adverse to the rights of the Company thereof to the continued occupation, possession and use of any of the Leased Real Property. The Company has delivered to Buyer or its advisers for inspection true and complete copies of all such Real Property Leases and, in the case of any oral real property lease a written summary of the material terms to such lease. Except as disclosed on Schedule 4.7, there are no defaults (or events which, with notice or lapse of time or both, would constitute a default) by the Company or any of its Subsidiaries under any such Real Property Leases, and the Company has not notified any other party to any such Real Property Lease that such party is in default. There are no pending or threatened or impending material disputes with any landlord under the Real Property Leases.

(b) Neither the Company nor any of its Subsidiaries has received notice of any condemnation, fire, health, safety, building, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, with respect to the Leased Real Property.

(c) Neither the Company nor any of its Subsidiaries has received notice of any condemnation, fire, health, safety, building, environmental, Hazardous Substances, pollution control, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, which would have an adverse effect on the use and operation of any portion of the Leased Real Property.

(d) Except as set forth on Schedule 4.7, neither the Company nor any of its Subsidiaries has assigned, transferred, conveyed, leased subleased or otherwise transferred any of its interest in the Leased Real Property.

(e) All Leased Real Property is (A) in commercially reasonable operating condition and repair and not in need of maintenance or repairs other than ordinary routine maintenance and repairs, (B) usable in the ordinary course of the Company’s business, and (C) suitable in all material respects for the uses to which it is currently being put or for which it is intended to be used.

4.8 Title to Assets  Except for assets reflected on the Balance Sheet that have been sold or otherwise disposed of by the Company in the ordinary course of business, the Company has good and marketable title to, or a valid leasehold interest in, all properties and assets used by the Company, including but not limited to the Company Intellectual Property Rights, located on the premises of the Company and purported to be owned or leased by the Company, including, without limitation, all the properties and assets reflected on the Balance Sheet or acquired thereafter, free and clear of all Liens other than Permitted Liens (and as set forth on Schedule 4.8). For the avoidance of doubt, the monies in the Marketing Fund are in a bank account in the Company's name, but the Company is contractually obligated to expend such monies for marketing and advertising matters in accordance with the terms of its Franchise Agreements. The properties and assets of the Company, and the Company Intellectual Property Rights are sufficient for the conduct of the business of the Company immediately following the Closing in substantially the same manner as currently conducted by the Company.

4.9 Accounts Receivable  Except as set forth on Schedule 4.9, all accounts receivable reflected on the Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied) and all Accounts Receivable arising subsequent to the Balance Sheet date (net of payments received after the Balance Sheet Date and net of allowances for doubtful accounts and reserves that are reasonable based on the Company’s historical collection experience) are or shall be valid receivables arising in the ordinary course of business and are or shall be current and collectible at the aggregate recorded amount therefor as shown on the Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied). Except as set forth on Schedule 4.9, no Person has any Liens on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables.

4.10 Taxes

(a) All Tax Returns required to be filed prior to the Closing Date by or on behalf of the Company have been or will be duly and timely filed with the appropriate taxing authority (after giving effect to any valid extensions of time in which to make such filings) and at the time of such filing, all such Tax Returns were or will be true, correct and complete in all material respects and completed in all material respects in accordance with Legal Requirement. Except as set forth in Schedule 4.10(a), neither the Company nor any of its Subsidiaries are the beneficiary of any extension of time within which to file any Tax Return that has not yet been filed. No agreement, waiver or other document extending or having the effect of extending the period for assessment or collection by a Government Authority of Taxes (including, but not limited to, any applicable statute of limitation for any such assessment or collection) has been executed and filed with the Internal Revenue Service (“IRS”) or any other taxing authority by or on behalf of the Company or any of its Subsidiaries, other than an agreement, waiver or other document that is not currently in effect or is with respect to a Tax period which has since been closed and paid in full. No power of attorney with respect to any Tax matter relating to the Company or any of its Subsidiaries is in force as of the time of Closing.

(b) All Taxes (whether or not shown or required to be shown on any Tax Return) required to be paid prior to the Closing Date by or on behalf of the Company and its Subsidiaries have been or will be fully and timely paid. The unpaid Taxes of the Company and its Subsidiaries (A) did not as of September 30, 2006 exceed the reserve for Tax liability thereof on the balance sheet included in the Company Financial Statements as of such date (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and (B) for all Tax periods (or portions thereof) ending on or prior to the Closing Date, will not exceed such reserve as adjusted for operations and transactions through the Closing Date, as determined in accordance with GAAP and the past custom and practice of the Company in preparing and filing their Tax Returns.

(c) Except as set forth on Schedule 4.10(c), no material Tax Return filed by or on behalf of any Company for any taxable period or portion thereof ending after December 31, 1999, has been audited or examined by a government or taxing authority nor to the Company’s Knowledge is any such audit or examination currently in process or pending, and neither the Company nor any of its Subsidiaries has been notified by any taxing authority in writing of any request for any such audit or examination. All deficiencies asserted in writing or assessments made as a result of any examinations by the IRS or any other taxing authority of the Tax Returns filed by or on behalf of any Company have been fully paid (other than any deficiency or assessment that has been resolved or satisfied on or prior to September 3, 2006 and is properly reflected on the Company Financial Statement as of such date), and to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is currently a party to any administrative or court proceeding for assessment or collection of Taxes. No issue has been raised by the IRS or any other taxing authority in any prior examination of any Tax Returns filed by or on behalf of any Company which, by application of the same or similar principles, would reasonably be expected to result in a proposed deficiency for any taxable period of such Company ending after the Closing Date. To the Company’s Knowledge, no claim has been made by a taxing authority in a jurisdiction where any Company does not file Tax Returns that such Company is or may be subject to Tax by that jurisdiction.

(d) The Company has made available to Buyer correct and complete copies of all Tax Returns filed by or on behalf of such Company since 2003 and all written audit or examination reports and written statements of Tax deficiencies received by a Company since 2003.

(e) Neither the Company nor any of its Subsidiaries is currently party to any Tax allocation or sharing agreement. The Company has no liability for the Taxes of any other Person as a transferee or successor, by contract, or otherwise.

(f) The Company and each of its Subsidiaries has complied in all material respects with all applicable Legal Requirements relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods in accordance with all applicable Legal Requirements.

(g) Neither the Company nor any of its Subsidiaries has received any private letter ruling from the IRS or any comparable ruling from other taxing authorities that would reasonably be expected to affect the federal income or other Taxes of the Company or any of its Subsidiaries for any taxable period ending after the Closing Date.

(h) Except as set forth in Schedule 4.10(h) and to the Company’s Knowledge, none of the Securityholders is a foreign person within the meaning of Section 1445 of the Code or any other laws requiring withholding of amounts paid pursuant to this Merger Agreement to foreign persons.

(i) Except for Permitted Liens, there are no liens as a result of any unpaid Taxes upon any of the assets of the Company or its Subsidiaries.

4.11 Labor Relations; Compliance

(a) Set forth in Schedule 4.11 is a list of each person currently employed by the Company and its Subsidiaries other than those employed at the store level (the “Employees”) and with respect to each such Employee the following information: (i) the employer of such Employee, (ii) the amount of salary currently being paid on a gross annualized basis, the hourly pay rate (if applicable) of such Employee and the amount of compensation paid in 2006; (iii) the nature and amount of any perquisites or personal benefits currently being provided to or for the account of such Employee, other than the employee benefit plans of general application described in Schedule 4.12 below; and (iv) the address of the Employee’s principal place of residence. Also set forth in Schedule 4.11 is a list of individuals who are (A) “leased employees” within the meaning of Section 414 of the Code or (B) “independent contractors” within the meaning of the Code and the rules and regulations promulgated thereunder, and in each case, the hourly pay rate or other compensatory arrangements with respect to each such Person.

(b) To the Company’s Knowledge, no Employee is a party to any agreement that in any way restricts the ability of such Employee to perform his or her duties for the Company.

(c) Except as set forth in Schedule 4.11(d), neither the Company nor any of its Subsidiaries is a party to, or bound in any manner by, any collective bargaining agreement, nor has either of them experienced any strike or material grievance, claim of unfair labor practices or other collective bargaining dispute. To the Company’s Knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the employees of the Company or any of its Subsidiaries. There has not been over the last three years any labor strike, slowdown, work stoppage, lockout or other material labor dispute between the Company or its Subsidiaries and any of their respective employees.

(d) Within the past three years, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance, and no such action will be implemented without advance notification to Buyer.

(e) The Company has provided each Employee with a copy of the Company’s Employee Policy and Procedure Manual.

4.12 Employee Benefits

(a) Schedule 4.12 lists each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA, and each other employment, severance, incentive, retention, consulting, change-in-control, fringe benefit, collective bargaining, deferred compensation, or other compensatory plan, policy, agreement or arrangement which is made or maintained with or for the benefit of any current or former employee, director or other personnel of the Company or its Subsidiaries or contributed to by the Company or its Subsidiaries or under which the Company or its Subsidiaries has or may have a direct or indirect liability (each a “Company Benefit Plan”).

(b) The Company has delivered to Buyer true and complete copies of each Company Benefit Plan document, and, as applicable, with respect to each Company Benefit Plan, true and complete copies of (1) any related trust agreements, insurance contracts or other funding agreements or arrangements, (2) the most recent summary plan description and any summary of material modifications, if the Company Benefit Plan is subject to ERISA, (3) the most recent determination letter or opinion letter issued by the IRS and any pending application for a determination letter or opinion letter with respect to any Company Benefit Plan intended to qualify under Section 401(a) of the Code (“Qualified Plan”), and (4) the last two Form 5500 filings if such filings are required by ERISA or the Code.

(c) Each Company Benefit Plan has been maintained and administered in all material respects in accordance with its terms and the provisions of applicable Legal Requirements, including ERISA and the Code. No compensation paid or required to be paid under any Company Benefit Plan is or will be subject to additional tax under Section 409A(1)(B) of the Code.

(d) All contributions, premium and benefit payments required to be made under or in connection with each Company Benefit Plan through the Closing Date have been made or properly accrued, and all contributions, premium and benefit payments not yet required to be made under or in connection with each Company Benefit Plan through the Closing Date will have been made or properly accrued.

(e) Each Company Benefit Plan which is a Qualified Plan is a prototype or volume submitter plan or has received from the IRS a favorable determination letter as to its qualification under the Code and, to the Company’s Knowledge, no event has occurred that will or would reasonably be expected to give rise to disqualification or loss of tax-exempt status of any Company Benefit Plan or its related trust.

(f) With respect to each Company Benefit Plan, no Proceeding or investigation with respect to the administration or the investment of plan assets (other than routine claims for benefits) is pending or, to the Company’s Knowledge, threatened.

(g) Except as set forth in Schedule 4.12:

(i) Neither the Company nor any of its Subsidiaries or any ERISA Affiliate thereof contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or employee pension plan subject to Title IV of ERISA or Code Section 412 or has any liability, or indirect liability, including any liability on account of a “partial withdrawal” or complete withdrawal (as defined in ERISA Sections 4203 and 4201 respectively), under any Multiemployer Plan or under Title IV of ERISA. None of the Company, its Subsidiaries or any ERISA Affiliates are bound by any Contract that would result in any direct or indirect liability described in ERISA Section 4204. No Company Benefit Plan is a multiple employer plan subject to Section 413(c) of the Code.

(ii) None of the Company, its Subsidiaries nor any Company Benefit Plan has any obligation to provide post-employment medical, health or life insurance or other welfare-type benefits for current or future retired or terminated employees, directors, officers, or independent contractors or such persons’ spouses, dependents or other beneficiaries (other than in accordance with COBRA or comparable state law); each Company Benefit Plan which is a group health plan has at all times been maintained in material compliance with COBRA, and each group health plan maintained by any ERISA Affiliate has been maintained in material compliance with COBRA.

(iii) None of the Company, its Subsidiaries or their respective employees, or to the Company’s Knowledge, any other Person has engaged in a non-exempt prohibited transaction with respect to any Company Benefit Plan that has resulted or may result in liability to the Company or any of its Subsidiaries; neither the Company nor any of its Subsidiaries has incurred any liability for any penalty or tax, nor, to the Company’s Knowledge, does any fact exist which would subject the Company or any of its Subsidiaries to any penalty or tax, under Chapter 43 of Subtitle D of the Code or Section 502 of ERISA; and that any fiduciary of any Company Benefit Plan (as defined in Section 3(21) of ERISA) (where such fiduciary is an employee of the Company or its Subsidiaries, or, to the Company’s Knowledge, any other Person who is a fiduciary) has engaged in any conduct that would be expected to give rise to any liability for breach of fiduciary duty with respect to the investment or administration of the assets of any Company Benefit Plan.

(h) No event has occurred or circumstance exists with respect to the Company or, to the Company’s Knowledge, the participants and beneficiaries of any Company Benefit Plan that would reasonably be expected to result in a material increase in expenses (including premiums, notwithstanding ordinary course premium increases, contributions and/or benefit payments).

(i) The consummation of the transactions contemplated by this Merger Agreement will not, either alone or in combination with any other event, (1) entitle any current or former employee, director or officer of the Company to severance pay or any other payment or benefit, (2) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or officer, or (3) require the Company to place in trust or otherwise set aside any amounts in respect of severance pay or any other payment or benefit. There are no agreements or arrangements pursuant to which the Company or any of its Subsidiaries or Buyer would be required to make a “parachute payment” (within the meaning of Section 280G(b)(2) of the Code) as a result of the consummation of the transactions contemplated by this Merger Agreement (whether alone or in combination with a termination of employment or other event).

4.13 Litigation; Orders

(a) Except as set forth on Schedule 4.13(a), there is no material Proceeding at law or in equity by any Person or any Proceeding by or before any Government Authority pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 4.13(b), (i) there is no Order to which the Company or any of its Subsidiaries is subject, and (ii) the Company and each of its Subsidiaries is in compliance in all material respects with each Order to which it or its properties or assets are subject.

4.14 Compliance With Laws; Government Authorizations

(a) Except as set forth on Schedule 4.14, the Company and its Subsidiaries are in full compliance with each Legal Requirement that is applicable to the conduct or operation of the Company and its Subsidiaries, except for such non-compliance, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or other written communications from any Government Authority or any other Person regarding any actual, alleged or possible violation of, or failure to comply with, any material Legal Requirement that is applicable to the conduct or operation of the Company and its Subsidiaries.

(b) The Company and its Subsidiaries possess all Government Authorizations necessary for the ownership of its properties and the conduct of its business as currently conducted, except for such exceptions, as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Further, except as set forth on Schedule 4.14(b), (i) all such Government Authorizations are in full force and effect and (ii) neither the Company nor any of its Subsidiaries has received any written notice of any event, inquiry, investigation or proceeding threatening the validity of such Government Authorizations. To the Company’s Knowledge, except for any Government Authorizations related to the Franchises, there is no reason to believe that any Government Authorization required to be renewed, replaced or obtained in connection with the operation of the Brand by Buyer following the Closing will not be granted in accordance with the time lines or response times customarily utilized by the agencies administering the Government Authorizations, free from any terms and conditions that would result in a Material Adverse Effect in the assets or the conduct of the business and operations of the Company.

4.15 Operations of the Company  Except as set forth on Schedule 4.15, since September 3, 2006, there has not been any change, event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since September 3, 2006, except as set forth on Schedule 4.15, the Company and its Subsidiaries have operated its business in the ordinary course of business consistent with past practice, and during such time period, neither the Company nor any of its Subsidiaries has:

(a) sold, leased, transferred, or assigned any of its material assets, other than for a fair consideration in the ordinary course of business;

(b) entered into any Material Contract outside the ordinary course of business;

(c) accelerated, terminated, made modifications to, or cancelled any Material Contract that would, or would reasonably be expected to, have a Material Adverse Effect;

(d) transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property Right, other than in the ordinary course of business;

(e) made any capital expenditure (or series of related capital expenditures) either involving more than $10,000, individually, or $20,000, in the aggregate, or outside the ordinary course of business;

(f) delayed or postponed the payment of accounts payable and other liabilities outside the ordinary course of business;

(g) engaged in any sales or promotional discount or other activity with customers (including, without limitation, materially altering credit terms), delayed or postponed the payment of any accounts payable or other payables or expenses (including marketing or promotional expenses), or accelerated the collection of or discount any accounts receivable or otherwise accelerated cash collections of any type outside the ordinary course of business;

(h) incurred any Indebtedness, except current liabilities incurred in the ordinary course of business and liabilities under Contracts (other than liabilities for breach) entered into in the ordinary course of business;

(i) suffered any extraordinary losses or waived any rights of material value, whether or not in the ordinary course of business;

(j) experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(k) granted any increase in the base compensation of any of its directors, officers, and employees outside the ordinary course of business;

(l) adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan) outside the ordinary course of business;

(m) made any other material change in employment terms for any of its directors, officers, and employees outside the ordinary course of business; or

(n) committed to do any of the foregoing.

4.16 Material Contracts

(a) Schedule 4.16 contains a complete and correct list, as of the date of this Merger Agreement, of the following Contracts or to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries is bound, provided that the definition of Material Contracts does not include agreements, contracts or instruments which are terminable upon thirty (30) days notice or less (collectively, the “Material Contracts”):

(i)  all Contracts for the employment of any employee or providing severance or other post-employment benefits;

(ii)  any agreement (or group of related agreements) for the lease of personal property to or from a Person providing for lease payments in excess of $15,000 per year;

(iii)  any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, or which involves consideration in excess of $15,000;

(iv)  each Franchise Agreement;

(v)  each Real Property Lease;

(vi)  any agreements relating to Company Intellectual Property Rights;

(vii) any agreement imposing a continuing confidentiality obligation on the Company that would materially impair the Company’s development of its Brand;

(viii) all executory contracts for capital expenditures with remaining obligations in excess of $15,000 each;

(ix)  all contracts containing covenants that in any way purport to limit the freedom of the Company or its Subsidiaries to engage in any line of business or to compete with any Person or in any geographical area;

(x) any settlement, conciliation or similar agreements pursuant to which the Company or any of its Subsidiaries will have performance obligations after the execution date of this Merger Agreement;

(xi) all severance, change of control or similar agreements or contracts with any employees; and

(xii) any other agreement the performance of which involves consideration in excess of $15,000.

(b) The Company has delivered to Buyer a correct and complete copy of each written Material Contract (as amended to date). Each of the Material Contracts is, and after giving effect to the transactions contemplated by this Merger Agreement (including but not limited to the giving of notice or obtaining consent thereto), will be, in full force and effect and constitutes, and after giving effect to the transactions contemplated by this Merger Agreement, will constitute, a valid and binding obligation of the Company, enforceable by the Company in accordance with its terms and, to the Company’s Knowledge, the other party thereto. The Company is not in breach or default thereunder, and, to the Company’s Knowledge, no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Company or by any other party thereto. The Company has not received any notice of the intention of any third party to terminate a Material Contract.

4.17 Insurance  Schedule 4.17 sets forth an accurate and complete summary of (a) each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which the Company and its Subsidiaries is currently a party, a named insured or otherwise the beneficiary of coverage (“Insurance Policies”) and (b) all insurance loss runs or workers’ compensation claims received for the past five policy years. All such Insurance Policies are in full force and effect. Since January 1, 2004, no Company insurance policy has been cancelled for non-payment and as of the Closing Date the Company has no uncured notices of cancellation of coverage.

4.18 Environmental Matters  Except as set forth on Schedule 4.18: (a) the properties, operations and activities of the Company and its Subsidiaries have been and are in compliance in all material respects with all applicable Environmental Laws; (b) all material Government Authorizations required under the Environmental Laws to be obtained by the Company and its Subsidiaries in connection with its operations are valid and in full force and effect, and the Company and its Subsidiaries have complied and is in compliance in all material respects with the terms and conditions of such permits and licenses; (c) neither the Company nor any of its Subsidiaries is subject to any suit, investigation, inquiry or proceeding by or before any court or Government Authority under the Environmental Laws in connection with its past or current operations, properties or facilities; (d) the Company has not caused a release of Hazardous Substances, and no condition of contamination by Hazardous Substances is present, at properties which the Company or its Subsidiaries owns or operates and no facts, events or conditions relating to past or present facilities, properties or operations of the Company or any of its Affiliates will give rise to any investigatory, remedial, or corrective obligations or other liabilities under Environmental Laws; (e) neither this Merger Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Government Authority or other Person pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws; (f) the Company has made available to the Buyer copies of all documents within its possession (including all Phase I and Phase II reports) or concerning compliance with Environmental Law with respect to, or liability under, its past or current operations, properties or facilities; (g) neither the Company nor any of its Subsidiaries has received written notice of any material violation of, or any currently outstanding material liability or obligation under, any Environmental Law or that any existing Government Authorization that was obtained under any Environmental Law is to be revoked or suspended by any Government Authority or is not currently operating or required to be operating under, or subject to any outstanding compliance order, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under, or pertaining to matters regulated by, any Environmental Law; (h) neither the Company nor any of its Subsidiaries owns or operates any underground storage tanks other than those disclosed on Schedule 4.18 and no such underground tanks are in material violation of any Environmental Law; (i) no Person has treated, stored, disposed of, transported to, or released any Hazardous Materials on, under or from any leased property governed by a Real Property Lease, except in material compliance with Environmental Laws applicable to such property and neither the Company nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials), so as to give rise to material liabilities or obligations to the Company, its Subsidiaries or Buyer pursuant to Environmental Laws; and (j) to the Company’s Knowledge, the Company has provided to Buyer access to all material environmental audits and reports relating to the current and former operations and facilities of the Company. “Environmental Laws” means any Legal Requirements concerning public health and safety, worker health and safety, or pollution or protection of the environment, including without limitation those relating to the presence, production, generation, handling, distribution, labeling, testing, processing, discharge, control, cleanup, use, treatment, storage, disposal, release, threatened release or transportation of hazardous substances. “Hazardous Substances” means any materials, substances or wastes as to which liabilities or standards of conduct may be imposed pursuant to Environmental Laws, including petroleum or any fraction or product, polychlorinated biphenyls and asbestos or asbestos containing materials.

4.19 Intellectual Property

(a) Schedule 4.19(a) attached hereto sets forth a complete and correct list of: (i) all patented or registered Intellectual Property owned by the Company and its Subsidiaries; (ii) all pending patent applications or other applications for registration of Intellectual Property owned by the Company and its Subsidiaries; (iii) all trade names, trademarks and unregistered marks owned or used by the Company and its Subsidiaries; (iv) all material unregistered copyrights, mask works and computer software owned by the Company and its Subsidiaries (e.g., internally developed back office software, etc.); (v) to the Company’s Knowledge, all common law or unregistered Intellectual Property not otherwise encompassed in subparts (i)-(iv); and (vi) all internet domain names and URLs.

(b) Schedule 4.19(b) attached hereto sets forth a complete and correct list of: (i) all computer software licenses or similar agreements or arrangements relating to information technology used in the operations of the Company and its Subsidiaries (“IT Software”) for which the Company or its Subsidiaries paid more than $10,000 in the aggregate in license fees or pays more than $5,000 in annual support fees; (ii) all other licenses or similar agreements or arrangements, in effect as of the date hereof, in which the Company or any of its Subsidiaries is a licensee of Intellectual Property; (iii) all licenses or similar agreements or arrangements in which the Company or any of its Subsidiaries is a licensor of Intellectual Property, including Franchise Agreements; and (iv) all other material agreements or similar arrangements in effect as of the date of this Merger Agreement relating to the use of Intellectual Property by the Company or any of its Subsidiaries, including settlement agreements, consent-to-use or standstill agreements and standalone indemnification agreements.

(c) Except as set forth on Schedule 4.19(c), (i) the Company owns and possesses all right, title and interest in and to the Intellectual Property set forth in Schedule 4.19(a), has a valid and enforceable right to use pursuant to the agreements set forth in Schedule 4.19(b), and otherwise owns and possesses all right, title and interest in and to all other Intellectual Property necessary for the operation of the Company’s business as currently conducted, free and clear of all Liens (collectively, the "Company Intellectual Property Rights") and (ii) the Company has not licensed any Company Intellectual Property Rights to any third party on an exclusive basis.

(d) Except as set forth on Schedule 4.19(d), (i) to the Company's Knowledge, neither the Company nor any of its Subsidiaries has infringed, diluted, misappropriated or otherwise conflicted with, and the operation of the Company’s business as currently conducted does not infringe, misappropriate or otherwise conflict with, any Intellectual Property of any Person; (ii) to the Company's Knowledge, neither the Company nor any of its Subsidiaries is aware of any facts which indicate a likelihood of any of the foregoing; (iii) neither the Company nor any of its Subsidiaries has received any notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any Person or any requests for indemnification from customers) and (iv) neither the Company nor the Subsidiaries has requested nor received any opinions of counsel related to the foregoing.

(e) Except as set forth on Schedule 4.19(e), (i) no loss or expiration of any of the Company Intellectual Property Rights is pending, or to the Company's Knowledge, threatened or reasonably foreseeable, except for patents expiring at the end of their maximum statutory terms (and not as a result of any act or omission by the Company or any of its Subsidiaries, including a failure by the Company or any of its Subsidiaries to pay any required maintenance fees); (ii) all of the Company Intellectual Property Rights are valid and enforceable; (iii) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property Rights has been made, is currently outstanding or, to the Company's Knowledge, is threatened, and the Company has no Knowledge of grounds for the same; (iv) the Company has taken all necessary action to keep registrations current prior to the Closing so as not to adversely affect the validity or enforceability thereof; and (v) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries intentionally has disclosed or allowed to be disclosed any of its trade secrets or confidential information to any third party other than pursuant to a written confidentiality agreement, and (vi) the Company has entered into written confidentiality agreements with all of its Employees and the current independent contractors acknowledging the confidentiality of the Company Intellectual Property Rights.

(f) Except as set forth on Schedule 4.19(f), and to the Company’s Knowledge, no Person has infringed, diluted, misappropriated or otherwise conflicted with any of the Company Intellectual Property Rights and the Company is not aware of any facts that indicate a likelihood of any of the same.

(g) Except as set forth on Schedule 4.19(g), all Intellectual Property owned by the Company were: (i) developed by employees of the Company working within the scope of their employment; (ii) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company ownership of all of such Person’s rights in the Intellectual Property relating to such developments; or (iii) acquired in connection with acquisitions in which the Company obtained appropriate representations, warranties and indemnities from the transferring party relating to the title to such Intellectual Property.

(h) Except as set forth in Schedule 4.19(h), none of the Company Intellectual Property Rights is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer or licensing thereof by the Company, or which may affect the validity, use or enforceability of the Company Intellectual Property Rights.

(i)  The computer software, computer firmware, computer hardware (whether general purpose or special purpose), and other similar or related items of automated, computerized and/or software system(s) that are used or relied on by the Company in the conduct of its business is sufficient in all material respects for the current needs of such business and does not infringe, misappropriate or otherwise conflict with any Intellectual Property of any Person.

(j) The Company has collected, used, imported, exported and protected all personally identifiable information, and other information relating to individuals protected by law, in accordance with the privacy policies of the Company and in accordance with applicable Legal Requirements, including by entering into agreements, where applicable, governing the flow of such information across national borders.

(k) Each item of the Company Intellectual Property Rights is valid and enforceable. All necessary registration, maintenance and renewal fees currently due in connection with the Company Intellectual Property Rights have been made and all necessary documents, recordations and certifications in connection with Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining the Company Intellectual Property Rights.

4.20 Affiliate Transactions  Except as set forth on Schedule 4.20, (a) there are no Contracts between the Company or its Subsidiaries, on the one hand, and any holder of Capital Equity or any family member or Affiliate of any such holder, on the other hand; (b) there are no Material Contracts between the Company or its Subsidiaries, on the one hand, and any employee or director or any family member or Affiliate of any such Person, on the other hand, other than employment agreements entered into in the ordinary course of business consistent with past practice; (c) there are no loans or other Indebtedness owing by any holder of Capital Equity of the Company or employee or any family member or Affiliate of any such Person to the Company; and (d) to the Company’s Knowledge, there is no agreement between or among one or more holders of Capital Equity of the Company.

4.21 Brokers or Finders  No agent, broker, firm or other Person acting on behalf of the Company is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Merger Agreement, except for Ryan Beck & Company, whose fees and expenses will be paid by the Company.

4.22 Suppliers  Except for the suppliers named in Schedule 4.22, neither the Company nor any Franchisee has purchased, from any single suppliers, goods or services for which the aggregate consideration exceeds 5% of the total amount of goods and services purchased by the Company during the fiscal year ended December 25, 2006 (“5% Supplier”). Since December 25, 2006, there has not been any termination, cancellation or material curtailment of the business relationship of the Company or any Franchisee with any 5% Supplier named in Schedule 4.22 or any material and adverse (to the Company) change in any material term (including credit terms) of the supply agreements or related arrangements with any such Supplier. No 5% Supplier named in Schedule 4.22 has advised the Company or any Franchisee that it intends, or has threatened, to cancel or otherwise terminate the business relationship of such supplier with the Company or any Franchisee or that it intends to modify materially and adversely (to the Company) its business relationship with the Company or any Franchisee or to decrease materially or limit materially its supply to the Company or any Franchisee.

4.23 Franchise Matters

(a) Except as set forth on Schedule 4.23(a), (i) the Company does not have, and has not had, any Subsidiary or Affiliate offering or selling Franchises domestically or internationally, (ii) the Company is the only Person that has sold Franchises, and (iii) the Company has not sold Franchises anywhere in the world outside of the United States of America.

(b) The Company has provided Buyer with a true and complete copy of (i) the Company's currently effective UFOCs, which are listed on Schedule 4.23(b), and (ii) every other UFOC utilized by the Company since March 27, 2003.

(c) Schedule 4.23(c) is a true and complete list of all currently effective Franchise Agreements to which the Company is a party, including for each Franchise Agreement (i) the name, address and telephone number of each and every Franchisee, and (ii) the effective dates and expiration dates. There are no other currently effective Franchise Agreements relating to the Brand. The Company has made available to Buyer true, complete and correct copies of all Franchise Agreements listed or required to be listed on Schedule 4.23(c), including all amendments and addenda thereto.

(d) The Company has, at all relevant times, the corporate power and authority and legal right to enter into and carry out the terms of each Franchise Agreement.

(e) Schedule 4.23(e) identifies each existing Franchisee that (i) is, to the Company's Knowledge, currently in material default under any Franchise Agreement, whether or not the Company has notified the Franchisee about the default via a Notice of Default; (ii) has received within the six (6) month period prior to the date of this Merger Agreement a Notice of Default from the Company that such Franchisee has incurred a default under such Franchise Agreement; or (iii) has on three or more occasions within any twelve-month period received Notices of Default under a Franchise Agreement. Since March 27, 2003, the Company has not formally waived in writing any default by a Franchisee which was, or would reasonably expected to be, materially adverse to the Company.

(f) To the Company’s Knowledge, Schedule 4.23(f) is a true and complete list of all written agreements or arrangements with independent sales representatives, contractors, brokers or consultants under which the Company has authorized any person to sell or promote Franchises on behalf of the Company or has agreed to rebate or share amounts receivable under any Franchise Agreement in connection with the offer and sale of any such Franchise Agreement and indicating which of such agreements are in default and may be terminated by the Company by notice to the other party. The Company has delivered to Buyer true, correct and complete copies of all written agreements described in Schedule 4.23(f). To the Company’s Knowledge, the Company has no oral agreements or arrangements of the type described above.

(g)  Except as described in Schedule 4.23(g), no Franchisee's Territorial Rights conflict with the Territorial Rights of any other Franchisee. Except as set forth on Schedule 4.23(g), to the extent the Company granted any such Territorial Rights (whether or not disclosed or required to be disclosed herein), the Company has complied with such Territorial Rights and in the course of offering or selling Franchises, the Company has not violated the Territorial Rights of any Franchisee.

(h) Since March 27, 2003, and except as set forth on Schedule 4.23(h), the Company has: (i) prepared and maintained each of the UFOCs in accordance with applicable Legal Requirements; (ii) filed and obtained registration of the offer and sale of the Franchises in all jurisdictions requiring such registration prior to any offers or sales of Franchises in such states and has filed all material changes, amendments, renewals thereto on a timely basis as required by Legal Requirements in such jurisdictions; (iii) filed all notice filings (including the filing of the UFOC, as applicable) in all jurisdictions in which a notice filing is required to be filed prior to the offer and sale of Franchises in such jurisdictions; (iv) filed all notices of exemption in all jurisdictions in which a notice filing is required in order to obtain an exemption from regulation as a "business opportunity" or to otherwise be subject to regulation under Legal Requirements in such jurisdictions absent such notice filing; and (v) sold no Franchises during periods after the need for amendment arose and before the prospective Franchisee had been in receipt of an amended UFOC for the required period for re-disclosure in the jurisdiction. The UFOCs were prepared in all material respects in compliance with the UFOC Guidelines and/or other Legal Requirements and there were no material misrepresentations or misstatements of fact or omissions to state material information in any UFOC necessary to make the statements made therein not misleading under the circumstances at the time the Company was using such UFOC. Since March 27, 2003, and except as set forth on Schedule 4.23(h), the Company has never withdrawn its application or registration to offer and sell Franchises from any jurisdiction.

(i) Except as disclosed in Schedule 4.23(i), the offer and sale of each Franchise Agreement complies and complied at the time such offer and sale was made and at all times since such Franchise Agreement became effective. Since March 27, 2003, the Company has complied with all Legal Requirements in connection with any non-renewal or termination of a Franchise.

(j) Except as listed or described in Schedule 4.23(j), since March 27, 2003, no Franchise Agreement has been subordinated and no provision regarding the calculation and payment of royalty fees in any Franchise Agreement has been waived, altered or modified in any material respect adverse to the Company.

(k) Except as set forth in Schedule 4.23(k), no Franchisee Organization exists among the Franchisees of the Company.

(l) Except as set forth on Schedule 4.23(l), no orders, consents or decrees (other than routine comment letters from regulators, orders approving registrations, renewals of registrations or registration exemptions) have been issued by any foreign or domestic (federal or state) administrative or regulatory agency to the Company nor have letters of inquiry, investigation or the like been issued to the Company by such foreign or domestic administrative or regulatory agencies relating, directly or indirectly, to the Company's offer and sale of Franchises.

(m) Except as set forth on Schedule 4.23(m), in the past 18 months, no Franchisee paid any consideration or signed any Franchise Agreement before the expiration of all applicable waiting periods. Except as set forth in Schedule 4.23(m), in the past 18 months, the Company has not offered rescission as would be required under any Legal Requirements arising from a possible violation of any Legal Requirements and no Franchisee has asserted or exercised any statutory right of rescission arising from a violation of the Legal Requirements. Except as set forth on Schedule 4.23(m), to the Company’s Knowledge, no Franchisee has an immediate or inchoate right to exercise any statutory right of rescission arising from the violation of any Legal Requirements relating to the offer and sale of Franchises. Except as set forth on Schedule 4.23(m), with the exception of routine comment letters from regulators, the Company has never received a stop order, revocation or withdrawal of approval or a license or exemption to offer and sell Franchises in any jurisdiction. Except as set forth on Schedule 4.23(m), the Company has never received an official notice, complaint, subpoena, request for information, or any form of formal inquiry from any Government Authority regarding the offer or sale of Franchises. The Company has not participated in any remedial program directed towards its franchise selling practices administered by the National Franchise Council, the International Franchise Association, the Federal Trade Commission, any state or provincial authority, or any other public or private organization.

(n)  The Company has delivered or made available to Buyer correct and complete copies of all registrations (used by the Company subsequent to March 27, 2003) and current franchise sales advertising and brochures used by the Company subsequent to March 27, 2003), the UFOCs or agreements used by the Company or filed with any domestic administrative or regulatory agency or otherwise used by the Company in connection with the offer, sale and operation of Franchises in any jurisdiction in the United States since March 27, 2003. To the Company’s knowledge, the Company has not published any franchise recruitment advertising in violation of the Legal Requirements of any jurisdiction. The Company has not effected late filing of franchise recruitment advertising with the applicable Government Authority before publication that would have a Material Adverse Effect on the Company or failed to obtain any approvals or clearances that would have a Material Adverse Effect on the Company. The Company has received no comments requiring changes to the advertising materials that were not incorporated in the final copy. The Company’s books and records include all written communications with franchise regulatory authorities regarding all renewal applications, amendments, comment letters, approvals, licenses, consents, exemption filings and withdrawals since March 27, 2003.

(o) Schedule 4.23(o) is a true and complete list of all written or oral agreements or arrangements with third party vendors or suppliers who have received the approval of the Company to act as providers of goods or services to the Franchisees. Except as set forth in Schedule 4.23(o), and excluding entertainment by vendors/suppliers or reimbursement for franchisee conventions or meetings in the ordinary course of business, the Company does not receive rebates, commissions, discounts or other payments or remuneration of any kind under such agreements or arrangements from such vendors or suppliers of such goods or services other than amounts received for the benefits of the Marketing Fund.

(p) No consent or approval of any Franchisee is required in connection with the consummation of the transactions contemplated by this Merger Agreement.

(q) There are no material agreements with any Franchisee other than as set forth in the Franchise Agreements and Company records.

(r) Since March 27, 2003, the Company's use and administration of advertising contributions and fees in the Marketing Fund made under the Franchise Agreements has at all times complied with the provisions of all Franchise Agreements in all material respects or other agreements made by the Company in all material respects with respect to its use of the advertising contributions and fees, conforms with any descriptions of such activities contained in the Company UFOCs in all material respects and does not violate any Legal Requirements in any material respect.

(s) Except as specified on Schedule 4.23(s), there is no Proceeding at law or equity by a Person or any Proceeding by or before any Government Authority pending or, to the Company's Knowledge, threatened against or involving the Company with respect to any of its Franchises, and to the Company's Knowledge, there is no basis for any such Proceeding except for Proceedings that, in any individual case or in the aggregate, do not, or would not reasonably be expected to have, a Material Adverse Effect on the Company. The Company is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has or may have a material adverse effect on its rights and interests in any Franchise Agreement. To the Company's Knowledge, there are not currently, nor have there ever been any administrative actions, cease and desist orders or other administrative actions by any federal or state agency which regulates Franchises.

(t) Since March 27, 2003, except as specified on Schedule 4.23(t), the Company has not waived enforcement of any noncompete restriction under a Franchise Agreement, and to the Company's Knowledge, no current or former Franchisee is currently in violation of any noncompete covenant.

(u) Except as set forth on Schedule 4.23(u), the Company is not a party to any leases of business premises nor has it entered into any guarantees in respect of leases held by Franchisees.

(v) Since March 27, 2003, all persons acting as franchise salespersons and franchise sales brokers on behalf of the Company have been duly and timely registered and qualified in all jurisdictions where such registration or qualification is necessary. To the Company’s Knowledge, all information filed with such registrations about all such persons is accurate, true and complete in all respects. To the Company’s Knowledge, all of the UFOCs accurately disclose any relevant information about franchise brokers required in Items, 2, 3 and 4.

(w) The Company trained all officers, agents, employees, brokers, salespersons, contractors and other representatives engaged in the offer and sale of Franchises on behalf of the Company in the requirements of applicable Legal Requirements before permitting such persons to engage with prospective Franchisees.

(x) The Company obtained, has filed with the applicable jurisdictions and has retained in its records the consent of its accountants to publication of the financial statements set forth in the UFOCs.

(y)  The Company instituted and maintained internal controls adequate to assure that potential franchise sales violations are discovered and remedied and that its records demonstrate compliance with Legal Requirements or that appropriate steps are taken to remedy non-compliance when discovered.

4.24 Representations Complete  None of the representations or warranties made by the Company herein, in the Disclosure Schedules, or in any other Schedule or Exhibit hereto, or certificate furnished by any of them pursuant to this Merger Agreement or any written statement furnished to the Buyer Parties pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains, or will contain at the Closing Date, any untrue statement of a material fact, or omits, or will omit at the Closing Date, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading. There is no fact (other than matters of a general economic or political nature that does not affect the Company uniquely as compared to the industry in which it operates) known to the Company that have not been disclosed to the Buyer Parties that might reasonably be expected to have or result in a Material Adverse Effect or adversely affect the ability of the Company to conduct its business after the Closing as currently conducted and as currently proposed to be conducted.

ARTICLE V

Representations and Warranties of Buyer Parties

Each of the Buyer Parties hereby represents and warrants to the Majority Securityholders and the Company that the statements contained in this Article V are correct and complete as of the date of this Merger Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Merger Agreement throughout this Article V, which representations and warranties shall be true and correct only as of such date), except as set forth in the Disclosure Schedules attached hereto.

5.1 Organization

(a) Each of the Buyer Parties is duly organized, validly existing and in good standing under the laws of its incorporation, organization or formation. Each of the Buyer Parties has all requisite right, power and authority to (i) own or lease and operate its properties and assets, (ii) conduct its business as presently conducted, and (iii) engage in and consummate the transactions contemplated hereby.

(b) Each of the Buyer Parties is duly licensed or qualified to do business as a foreign corporation or a limited liability company, as the case may be, and is in good standing in each jurisdiction in which such entity conducts its business or the leasing or operation of its properties makes such licensing or qualification necessary. Buyer has heretofore delivered to the Company true and complete copies of the certificate of incorporation and other organizational documents of the Buyer Parties as currently in effect.

5.2 Authorization; Enforceability  Each of the Buyer Parties has the power and authority and has taken all necessary action to execute, deliver and perform this Merger Agreement and to consummate the transactions contemplated hereby and thereby and to take all other actions required to be taken by it pursuant to the provisions hereof and thereof. This Merger Agreement has been duly authorized and approved by the Board of Directors (or similar governing body) of the Buyer Parties, and no other corporate or other action on the part of the Buyer Parties is necessary to authorize the execution, delivery and performance of this Merger Agreement by the Buyer Parties and the consummation by the Buyer Parties of the transactions contemplated by this Merger Agreement. This Merger Agreement has been duly executed and delivered by the Buyer Parties. This Merger Agreement is a legal, valid and binding obligation of the Buyer Parties and enforceable against such party, in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally or by general equity principles.

5.3 No Violation or Conflict  The execution, delivery and performance by the Buyer Parties of this Merger Agreement and the consummation by the Buyer Parties of the transactions contemplated hereby and thereby (i) will not violate, with or without the giving of notice or the lapse of time or both, any law, rule, regulation, court order, writ, judgment, injunction or decree applicable to any of the Buyer Parties or any of their respective properties or assets, (ii) will not violate or breach the organizational documents of any of the Buyer Parties, (iii) will not, with or without the passage of time or the giving of notice, result in the breach of, or constitute a default under, or result in the acceleration of the performance of the obligations of any of the Buyer Parties under any material contract to which such Buyer Party is a party or by which any of the Buyer Parties or any of its assets is bound or affected, and (iv) will not result in the creation of any Lien on any of the assets or properties of any of the Buyer Parties, and excluding from the foregoing clauses (i), (iii) and (iv) permits, consents, approvals, notices and filings the absence of which, and violations, breaches and defaults the existence of which, would not prevent any of the Buyer Parties from performing its obligations under this Merger Agreement.

5.4 Consents and Approvals  No consent, approval, waiver or authorization of, or registration, declaration, qualification or filing with or notice to any Government Authority, or any other Person, is required to be made by any of the Buyer Parties in connection with the execution, delivery or performance by any of the Buyer Parties of this Merger Agreement and the consummation by any of the Buyer Parties of the transactions contemplated hereby and thereby.

5.5 Brokers. None of the Buyer Parties has employed any financial advisor, broker or finder and has incurred and will incur any broker’s, finder’s, investment banking or similar fees, commissions or expenses, in connection with the origination, negotiation or execution of this Merger Agreement.

5.6 SEC Documents and Other Reports  Buyer has timely filed with the SEC all forms, reports and documents required to be filed by it since January 1, 2006 under the Securities Act or the Exchange Act (the "Buyer SEC Documents"). As of their respective filing dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date so filed, and at the time filed with the SEC none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Buyer’s Subsidiaries are required to file any forms, reports and/or documents with the SEC. The financial statements of Buyer included in the Buyer SEC Documents complied as of their respective dates in all material respects with then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the condensed consolidated financial position of Buyer and its Subsidiaries as at the dates thereof and the condensed consolidated results of their operations and their condensed consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, all of which are of a recurring nature and none of which individually or in the aggregate would have a material adverse effect on Buyer or and of its Subsidiaries).

5.7 Absence of Changes  Except as disclosed in the Buyer SEC Documents, since September 30, 2006 there has not been any change in the assets, liabilities, financial condition or operating results of Buyer from that reflected in Buyer’s financial statements, except changes in the ordinary course of business that have not created, in the aggregate, a material adverse change on Buyer or any of its Subsidiaries excluding for this purpose, any adverse change arising out of or relating to: (i) changes in general business or economic conditions; (ii) changes in the industries in which Buyer operates; and/or (iii) the announcement or performance of the transactions and obligations contemplated hereby.

5.8 Buyer Shares  All of the Buyer Shares issuable in accordance with this Merger Agreement will be, when so issued, duly authorized, validly issued, fully paid and non-assessable and free and clear of any liens (other than those created under federal and state securities laws or the Voting Merger Agreement) and not subject to preemptive or other similar rights of the stockholders of Buyer.

5.9 Investment Representations  Buyer represents that (a) all of the Acquired Interests will be acquired for its account and not with a view towards distribution thereof; (b) it understands that the Acquired Interests have not been registered under the Securities Act or any applicable state securities or “blue sky” laws and that the Acquired Interests must be held indefinitely unless subsequently registered under the Securities Act and all applicable state securities and “blue sky” laws or unless an exemption from such registration is available; (c) it is an Accredited Investor; (d) it understands that the certificates representing the Acquired Interests may bear legends to the effect that the Acquired Interests may not be transferred except upon compliance with the registration requirements of the Securities Act or any applicable state securities or “blue sky” laws or an exemption therefrom; (e) it has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Acquired Interests and is capable of bearing the economic risks of such investment, and (f) it had reasonable time and opportunity to ask questions and receive answers concerning the terms and conditions of this Merger Agreement and the transactions contemplated hereby and to obtain additional information from the Securityholders and the Company.

5.10 Litigation  There is no Proceeding pending, or to the Buyer’s Knowledge, threatened against any of the Buyer Parties that questions the validity of this Merger Agreement or any action taken or to be taken hereunder, or that would have a material adverse effect on the ability of any of the Buyer Parties to perform its obligations under this Merger Agreement.

ARTICLE VI

PRE-CLOSING COVENANTS

6.1 Conduct of Business of the Company  During the period from the date hereof through the Closing Date, each of the Company and its Subsidiaries will conduct their operations in the ordinary course of business consistent with past practice. Further, during such period, the Company shall (and shall cause each of its Subsidiaries to) use reasonable best efforts to preserve intact its business organization and personnel, preserve in all material respects present business relationships with clients, suppliers, distributors, licensors, licensees and others having business dealings with it and goodwill and comply in all material respects with all applicable Legal Requirements. Further, and without limiting the generality of the foregoing, during the period from the date hereof to the Closing Date, except as may be first approved by Buyer in writing, or as is otherwise expressly permitted or required by this Merger Agreement, the Company shall not (and shall cause each of its Subsidiaries not to):

(a) amend its Organizational Documents;

(b) (i) increase the compensation payable to, or to become payable to, any of its directors, officers or employees, except for normal periodic increases in the ordinary course of business consistent with past practice or take any action with respect to the grant of any severance or termination pay, or stay, bonus or other incentive arrangement that is related to the transactions contemplated by this Merger Agreement; or (ii) establish, adopt, extend (beyond the Closing Date), enter into, renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association or adopt or amend in any material respect an Company Benefit Plan;

(c) enter into any Contract that would constitute a Material Contract other than in the ordinary course of business or violate, breach, amend or otherwise modify or waive in a manner adverse to the Company any of the terms of a Material Contract or accelerate, terminate or cancel (or take or fail to take any action that would give the other party the right to accelerate, terminate or cancel) any Material Contract other than in the ordinary course of business and according to its terms;

(d) sell, transfer, assign, convey, lease or otherwise dispose of any material assets or properties or any other material right, or permit, allow or suffer any of its assets or properties to be subjected to any Liens, other than Permitted Liens;

(e) issue, sell, transfer, pledge, dispose of or encumber any Equity Securities, or enter into any Contract with respect to the issue and sale of, any Equity Securities, or make any other changes in its capital structure;

(f) organize any Subsidiary, acquire by merger or consolidation with, or by purchasing any portion of the Equity Securities or assets of, or by any other manner, any business or any Person;

(g) make or incur any capital expenditures or commitments for capital additions or improvements that (i) are not currently approved in writing or budgeted (including but not limited to the opening or purchasing of any store to be operated under the Brand), or (ii) under which payment or expenditure obligations exceed $20,000 in the aggregate;

(h) declare or pay any dividends or make any distributions in respect of any Capital Equity (other than cash dividends), or redeem, purchase or otherwise acquire for value any Capital Equity;

(i) settle or compromise any material dispute involving or affecting the Company or any Subsidiary for an amount in excess of $50,000;

(j) make any loans, advances or capital contributions to, or investments in, any other Person other than in the ordinary course of business in an aggregate amount not greater than $50,000;

(k) other than in the ordinary course of the Company’s business, pay, discharge, waive or satisfy any liability representing a payment by the Company in excess of $50,000, whether individually or in the aggregate, after applying any applicable insurance proceeds (whether fixed or contingent);

(l) cancel any debts or affirmatively waive any claims or rights of substantial value, except for cancellations made or waivers granted in the ordinary course of business which, in the aggregate, are not material;

(m) authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions; or

(n) take any action or omit to take any action which act or omission would reasonably be anticipated to have a Material Adverse Effect.

6.2 Access to Properties and Records  The Company will permit the Buyer and its representatives to have reasonable access, prior to the Closing Date, to the properties and to the books and records of the Company during normal working hours and upon reasonable notice, to familiarize itself with the Company’s properties, business and operating and financial conditions. Upon reasonable advance notice, the Company shall cause to be made available to the Buyer and its representatives, the franchisees, suppliers and personnel of the Company. As promptly as practicable after the end of each period ended after the date of this Merger Agreement and prior to the Closing Date, the Company shall deliver to the Buyer unaudited financial statements of the Company as at and for the year through the end of the most recently completed fiscal period (each such report, an “Other Interim Report”). Buyer hereby acknowledges that it has entered into a letter agreement, dated December 15, 2006, which sets forth certain obligations of Buyer regarding, among other things, confidential treatment of certain information of the Company (the “Confidentiality Agreement”), and Buyer hereby confirms that it has heretofore complied with, and will continue to comply with, the terms, conditions and restrictions thereunder, and that any and all information obtained during any review of the Company contemplated by this Section 6.2 or otherwise performed by Buyer after the date hereof will be subject to the terms of the Confidentiality Agreement.

6.3 Reasonable Best Efforts.

(a) On the terms and subject to the conditions in this Merger Agreement, each of the Majority Securityholders and the Company agree to use his or its reasonable best efforts to take, or cause to be taken, and to cause the Securityholders to take, all reasonable actions to cause the conditions set forth in Article VIII to be satisfied, and the Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all reasonable actions to cause the conditions set forth in Article IX to be satisfied. Notwithstanding the foregoing sentence, nothing set forth herein is intended or shall be construed to require any party to this Merger Agreement to (A) incur any material liability or obligation of any kind, (B) make or commit to make any material expenditure or otherwise give material value, (C) agree to any material sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full right, of ownership of, any asset or assets of the businesses of the Company, the Buyer prior to or after the Closing, or (D) take or fail to take any actions that would result in a material adverse change in the benefits to any such Person of this Merger Agreement or the other transactions contemplated hereby.

(b) Without limiting the generality of the foregoing, the Company shall give or cause to be given any notices to third parties required to be given pursuant to any Contract to which it is a party as a result of this Merger Agreement or any of the transactions contemplated hereby. The Company shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals required to be obtained (i) under each Contract to which it is a party or by which it is bound or (ii) from a Government Authority, in form and substance reasonably acceptable to Buyer.

6.4 Public Disclosure  Between the date of this Merger Agreement and the Closing Date, except to the extent required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market), none of the Buyer Parties, the Company or the Majority Securityholders and their representatives shall, and the Company and the Majority Securityholder shall use their reasonable best effort to cause the Securityholders not to (and to such end, promptly following the date hereof the Majority Securityholders shall cause the Securityholders to execute an agreement (in form and substance reasonably acceptable to Buyer) agreeing that they will not), issue any press release or public announcement of any kind concerning the transactions contemplated by this Merger Agreement without the prior written consent of Buyer and the Securityholders; and, in the event any such public announcement, release or disclosure is required by applicable Legal Requirements (including, without limitation, the rules of the Nasdaq Global Market), Buyer will, to the extent practicable under the circumstances, provide the Majority Securityholders reasonable opportunity to comment on any such announcement, release or disclosure prior to the making thereof. The Company and the Majority Securityholders acknowledge and agree that Buyer shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Merger Agreement and attaching as an exhibit thereto a copy of this Merger Agreement.

6.5 Notice of Developments  The Company or the Majority Securityholders, as the case may be, shall promptly advise Buyer, and Buyer shall promptly advise the Company, in writing of any (a) event, circumstance or development that results (or would result on the Closing Date) in a breach of any representation or warranty made by it or him in this Merger Agreement and (b) any material failure of the Company, its Subsidiaries, the Majority Securityholders, or Buyer, as the case may be, to comply with or satisfy any condition or agreement to be complied with or satisfied by it hereunder; provided that no disclosure pursuant to this Section 6.5 shall be deemed to amend or supplement any provision of this Merger Agreement or any disclosure schedule hereto, or to prevent or cure any misrepresentation, breach of warranty or breach of covenant.

6.6 Exclusivity  Each Majority Securityholder agrees that he will not (and will cause his representatives not to), and the Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers or directors shall, and that the Company shall use commercially reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it) not to (and shall not authorize any of them to), directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal from any Person (other than Buyer) concerning any proposal for a merger, sale of substantial assets (including the license of any assets), sale of shares of stock or securities, business combination, or other takeover or business combination transaction involving the Company or any of its Subsidiaries (an “Acquisition Proposal”); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or otherwise cooperate in any respect with, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal (except to inform such Person that these restrictions exist); (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby. The Company and the Securityholders will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

6.7 Advisory Services  Buyer agrees that as of the Closing, Stuart Olsten shall be offered the right to serve on Buyer’s board of advisors for a period of at least three (3) years following Closing for a fee of $50,000 per year.

6.8 Continuation of Business  As of the Closing Date, the Majority Securityholders shall have caused the Company to have taken all appropriate actions in accordance with all applicable Legal Requirements with respect to the Franchises and the UFOCs, to ensure that the consummation of the transactions contemplated hereby will not alter or impair any of the Franchises or the ability of the Company to continue to do business in the same manner as such business has been conducted prior to the Closing, subject to Buyer's satisfactory provision of a guarantee/credit enhancement to comply with all applicable Legal Requirements for the sale of Franchises for the relevant Government Authorities, as required under Section 7.7 hereof. Such appropriate actions include, but are not limited to, filing all amendments to the UFOCs then on file with the relevant Government Authorities and presently effective as necessary to comply with all applicable Legal Requirements as a result of the consummation of the transactions contemplated by this Merger Agreement (collectively, the “Transaction Amendments”), and ensuring that all such UFOCs and all of the amended portions of the UFOCs included in the Transaction Amendments are in compliance with the UFOC Guidelines at the time of filing. Except as a result of any actions taken by Buyer, each of the Franchises will remain valid, and in full force and effect, following consummation of the transactions contemplated by this Merger Agreement. Buyer shall promptly provide to the Company information requested by the Company for inclusion in the Transaction Amendments as necessary to comply with applicable Legal Requirements. Buyer shall have the right to review in advance, and, the Company shall consult with the Buyer on, all correspondence with the Franchisees related to this Merger Agreement and the transactions contemplated hereby, and the information that appears in the Transaction Amendments. The Company shall keep the Buyer reasonably apprised of the status of matters relating to the Transaction Amendments and shall work cooperatively with the Buyer in connection with obtaining all required registration orders from any such Government Authority. Buyer agree to cooperate in all aspects and in good faith with the Company to timely file the Transaction Amendments in accordance with applicable Legal Requirements.

6.9 Majority Securityholder Consent or Approval  Promptly following the execution of this Merger Agreement, the Company shall deliver to Buyer a stockholder consent executed by the Majority Securityholders as to all Membership Interests held by such Majority Securityholders, approving and adopting this Merger Agreement and the Merger (the “Required Securityholder Consent”).

6.10 Option Acceleration.

No later than ten (10) days following the date hereof, the Operating Board shall notify in writing those Persons listed on Schedule 4.4 as holding options (the “Option Holders”) that it has determined, pursuant to Section 11(b) of the Option Plan, all Options shall become immediately vested and shall be exercisable for a period of five (5) days (the “Exercise Period”), and that any such Options that are not exercised in such period shall be terminated as of midnight on the last day of the Exercise Period. On the day following the last day of the Exercise Period, the Company shall deliver to the Buyer Parties an updated Exhibit D that reflects the exercise and termination of any Options.

6.11 Warrant Amendments.

Promptly following the execution of this Merger Agreement, the Company shall cause each of the Persons listed on Schedule 4.4 as holding Warrants (the “Warrant Holders”) to execute and deliver an amendment to such Person’s Warrant in form and substance reasonably acceptable to the Buyer Parties (the “Warrant Amendments”).

ARTICLE VII

POST CLOSING COVENANTS

7.1 Confidentiality  Each Securityholder recognizes and acknowledges that they have in the past, currently have, and in the future may possibly have, access to certain confidential information relating to the Company and its Subsidiaries. Each Securityholder agrees it shall not (and shall cause its representatives and Affiliates not to) use or disclose such confidential information with respect to the Company or any of its Subsidiaries to any Person for any purpose or reason whatsoever, unless: (i) such information becomes known to the public generally through no fault of such Securityholder (or its Affiliates or representatives); (ii) there is a Legal Requirement to make such disclosure; or (iii) the disclosing party reasonably believes that such disclosure is required in connection with the defense of a lawsuit against the disclosing party.

7.2 Restrictions on Sale of Buyer Shares  During the six (6) month period following the Closing Date (such period herein referred to as the “Initial Period”), no Securityholder shall, directly or indirectly, through an “affiliate” or “associate” (as such terms are defined in the General Rules and Regulations under the Securities Act), a family member or otherwise, offer, sell, pledge, hypothecate, grant an option for sale, or otherwise dispose of, or transfer or grant any rights with respect thereto in any manner either privately or publicly (each, a “Transfer”) any of the Buyer Shares or other Equity Securities of the Buyer acquired by any Securityholder pursuant to a stock split, stock dividend, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Buyer (each an “Adjustment”) affecting Buyer Shares (together with the Buyer Shares, “Securities”), or enter into any agreement or any transaction that has the effect of transferring, in whole or in part, directly or indirectly, the economic consequence of ownership of the Securities, whether any such agreement or transaction is to be settled by delivery of the Securities. Following the Initial Period, the restrictions on Transfer provided for in this Section 7.2 shall lapse with respect to 25% of the total number of Buyer Shares, including those held in the Holdback Account, owned or when received in the case of the Buyer Shares held in Holdback Account by the Securityholders in the aggregate (taking into account and proportionally adjusting for any Adjustments occurring during such period) and the Securityholders may Transfer such Buyer Shares in open market transactions without restriction. On the first day of each of the first three consecutive three month periods following the first anniversary of the Closing Date, the restrictions on Transfer provided for in this Section 7.2 shall lapse, on a cumulative basis, with respect to 25% of the number of Buyer Shares owned by the Securityholders in the aggregate (taking into account and proportionally adjusting for any Adjustments occurring during such period) and the Securityholders may Transfer such Buyer Shares in open market transactions without restriction. All Buyer Shares issued pursuant to Section 2.5 hereof shall not be subject to this Section 7.2.

7.3 Agreement to Vote  At all times prior to a Transfer (as defined in Section 7.2 above) of Buyer Shares, at every meeting of the stockholders of the Buyer called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Buyer, the Majority Securityholders shall appear at such meeting (in person or by proxy) and shall vote or consent the Buyer Shares (i) in favor of adoption of each proposal recommended by the Board of Directors of Buyer for adoption by the stockholders and (ii) against any proposal for which the Board of Directors of Buyer does not support. Prior to the termination of this Merger Agreement, each such Majority Securityholder covenants and agrees not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Merger Agreement. Each Majority Securityholder agrees to enter into a voting agreement at the Closing on terms reasonably acceptable to Buyer (the “Voting Agreement”) that appoints a designee of Buyer its proxy and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to the Buyer Shares held by such Majority Securityholder.

7.4 Registration  The Buyer Shares shall have registration rights in accordance with the terms of that certain Registration Rights Agreement, dated as of the Closing, in form and substance to be mutually agreed by the parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, Buyer shall agree to use its commercially reasonable efforts to file a registration statement on Form S-3, if eligible, or other appropriate form, with the SEC no later than 120 days following the Closing Date covering the Buyer Shares issued hereunder; provided that if the Buyer Shares are not listed on one or more national securities exchanges, the Nasdaq Global Market or a similarly liquid non-United States securities exchange on the Holdback Release Date, the Buyer shall pay the Adjusted Holdback Amount in cash based on the fair market value of the Buyer Shares as determined by the Buyer’s Board of Directors, in good faith and in accordance with past practice (if any), in its sole discretion.

7.5 Company Stores  Buyer shall own and operate any Company-owned stores acquired pursuant to the terms of this Merger Agreement after the Closing in a manner consistent with past practice; provided that Buyer shall use its reasonable best efforts to sell all such stores as soon as reasonably practicable; provided, further that if any such stores have not been sold by the date which is nine (9) months from the Closing Date (provided that this date shall be extended for an additional 60 days for any store that may be under a binding purchase and sale agreement prior to the date which is nine (9) months from the Closing Date), then Buyer shall have the option, in its sole discretion, of closing and/or retaining (for no additional consideration) any of the stores acquired pursuant to the terms of this Merger Agreement (all company-owed stores acquired pursuant to the terms of this Merger Agreement are referred to as the “Sold Stores” for purposes of this Section 7.5). No later than 10 days following the Reference Date, the Buyer shall prepare and deliver to the Securityholders’ Representative a statement of Store-Level Net Proceeds. If the Securityholders’ Representative disputes the calculation of the Store-Level Net Proceeds, the Buyer and the Securityholders’ Representative agree to follow the dispute mechanism set forth in Section 2.4. If the aggregate Store-Level Net Proceeds are greater than zero, Buyer shall remit 100% of the Store-Level Net Proceeds to the Securityholders pro rata in accordance with payment of the Initial Merger Consideration pursuant to Section 2.2(b)(i). If the aggregate Store-Level Net Proceeds are less than zero (such amount, the “Store Loss”), the Buyer shall be indemnified for such Store Loss in accordance with Article X.

7.6 D&O Insurance  Buyer shall maintain in effect for a period of three (3) years after the Closing Date, policies of directors’ and officers’ liability insurance covering the present directors and officers of the Company and its Subsidiaries, and such policies shall provide substantially similar coverage as is provided for the Persons who are covered by the Company’s and its Subsidiaries’ existing policies; provided that in no event shall Buyer be required to obtain such a policy with an annual premium equal to more than 125% of the annual premium the Company is paying for such directors’ and officers’ liability insurance as of the Closing Date.

7.7 Franchise Requirements  Buyer shall, where required by relevant Government Authorities, promptly provide any form of credit enhancement permitted by such Government Authority to enable the Company to maintain or obtain franchise registration. Where a guarantee of performance is the only form of credit enhancement permitted under the applicable Legal Requirements of any Government Authority, Buyer or an appropriate affiliate will provide a guarantee of performance.

7.8 Indemnification.

Buyer shall cause the Indemnification Agreements to remain in full force and effect, until terminated in accordance with their terms.

ARTICLE VIII

Conditions Precedent to Buyer Parties’ Obligations

All obligations of the Buyer Parties under this Merger Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Buyer Parties, in their sole discretion:

8.1 Truth of Representations and Warranties  The representations and warranties of each of the Majority Securityholders and the Company contained in this Merger Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Merger Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation and warranty qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

8.2 Performance of Agreements  Each of the covenants and agreements of the Majority Securityholders and the Company to be performed or complied with by them at or prior to the Closing Date pursuant to the terms hereof, shall have been performed or complied with in all material respects.

8.3 Certificate  The Majority Securityholders shall have delivered (and caused to be delivered) to the Buyer a certificate, dated the Closing Date and executed by or on behalf of the Company and the Securityholders, certifying as to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 of this Merger Agreement.

8.4 No Litigation, Injunctions or Restraints  There shall not be pending or threatened, by any Government Authority, any Proceeding or Order (or by any other person any Proceeding that has a reasonable likelihood of success) (i) challenging or seeking to restrain or prohibit the transactions contemplated by this Merger Agreement, (ii) seeking to prohibit or limit the ownership or operation by Buyer or any of its subsidiaries of any material portion of the business or assets of the Company, (iii) seeking to impose limitations on the ability of Buyer to acquire or hold, or exercise full rights of ownership of, the Acquired Interests, or (iv) seeking to prohibit Buyer or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company.

8.5 No Material Adverse Change  No event, occurrence or development shall have occurred since the date of this Merger Agreement and be continuing which has had or could reasonably be expected to result in any change, effect, event, occurrence or state of facts (or any development that has had or would reasonably be expected to have any change or effect) that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect; provided that the occurrence of any of the following shall not be deemed, in and of itself, to constitute a Material Adverse Effect or give rise alone to a Material Adverse Effect: (a) a change in the market price or trading volume of the Buyer’s Common Stock, (b) a change that results from general conditions affecting the U.S. economy or the world economy, (c) a delay in customer orders or franchise sales arising primarily out of or resulting primarily from the announcement of the transactions contemplated by this Merger Agreement, and (d) a change that results from the taking of any action expressly required by this Merger Agreement.

8.6 Governmental and Other Approvals  All of the governmental and third-party consents and approvals set forth on Schedule 9.5 shall have been received and shall be in full force and effect. The Buyer shall have received copies of releases of all Liens (other than Permitted Liens) against any asset, property or right of the Company.

8.7 Employment Agreements  Each of the persons set forth in Schedule 8.7 (which schedule shall be delivered to the Securityholders’ Representative no later than three (3) days following the date hereof) shall have entered into an employment agreement with Buyer or its Affiliate, which shall include non-solicitation and non-competition covenants, on terms reasonably satisfactory to Buyer and such agreements shall be in full force and effect as of the Closing. For avoidance of doubt, the agreement with Stuart Olsten will include a non-compete that prohibits him from engaging in any aspect of the ice cream industry or the franchising of specialty dessert products (other than with respect to that certain Store he currently operates in Manhattan, New York) for a period of three (3) years after the Closing.

8.8 Voting Agreement  Each Majority Securityholder shall have entered into a Voting Agreement, which shall be in form and substance reasonably acceptable to Buyer and be in full force and effect.

8.9 Required Securityholders’ Consent  The Company shall have delivered to the Buyer the Required Securityholder Consent in accordance with Section 6.9 hereof.

8.10 Securityholder Notice  The Company shall have delivered to the Securityholders (other than the Majority Securityholders) a written notice stating that the Majority Securityholders and the Operating Board have both approved the transactions contemplated by this Merger Agreement, the consideration to be paid to the Securityholders, and a summary of the terms of the Merger.

8.11 Securityholder Consents  No later than three (3) days prior to the Closing, the Company shall have delivered to the Buyer written consents of all of the Securityholders (other than the Majority Securityholders who have delivered such consent on the date hereof) that, among other things, consents to the Merger and the transactions contemplated by this Agreement, and the allocation of the Merger Consideration pursuant to the terms of Section 2.6 hereof, all in form and substance reasonably acceptable to the Buyer.

8.12 Options. The Company shall have delivered evidence reasonable to the Buyer Parties that the Company sent the notice described in Section 6.10 to each of the Option Holders, and the Option Plan shall have been terminated.

8.13 Warrant Amendments. The Warrant Holders shall have entered into the Warrant Amendments, and the Company shall have delivered copies of the same to the Buyer Parties.

8.14 Registration Rights Agreement. The Securityholders shall have entered into the Registration Rights Agreement, and such agreement shall be in form and substance reasonably acceptable to Buyer and be in full force and effect as of the Closing.

8.15 Securityholders’ Questionnaires

. No less than three (3) days prior to Closing, the Company shall deliver to the Buyer Parties completed and executed Securityholder Questionnaires; provided that this condition shall be deemed satisfied if the number of Securityholders that are not Accredited Investors is fewer than 35.

8.16 Other Deliveries

(a) Resignations. Written resignations of all officers and directors of the Company and each of its Subsidiaries;

(b) Secretary’s Certificate. A certificate executed on behalf of the Company by the authorized Secretary thereof dated the Closing Date certifying with respect to (i) a copy of each Company’s Organizational Documents as in effect on the Closing Date, (ii) that the Company is not in violation of or default under any provision of its Organizational Documents as of and on such Closing Date, (iii) attached resolutions of the Company, authorizing the execution and performance of this Merger Agreement and all actions to be taken by the Company under this Merger Agreement; and (iv) incumbency matters and such other proceedings relating to the authorization, execution and delivery of this Merger Agreement as may be reasonably requested by Buyer;

(c) FIRPTA. An affidavit under Section 1445(b)(2) or (3) of the Code properly executed by the Company that will exempt Buyer’s purchase of the Acquired Interests from withholding under Section 1445 of the Code;

(d) Good Standing Certificates. Governmental certificates showing that each of the Company and its Subsidiaries is duly formed or incorporated and in good standing in the state or jurisdiction of its incorporation or formation, as applicable, certified as of a date not more than five days before the Closing Date; and

(e) Landlord Estoppel Certificates. Buyer shall have received duly executed estoppels certificates, in form and content reasonably acceptable to Buyer and the Majority Securityholders, from all landlords, licensors and sublessors under the Real Property Leases.

ARTICLE IX

Conditions Precedent to Majority Securityholders’ and Company’s Obligations

All obligations of the Majority Securityholders and the Company under this Merger Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the Majority Securityholders and the Company, in their sole discretion:

9.1 Truth of Representations and Warranties  The representations and warranties of the Buyer Parties contained in this Merger Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Merger Agreement and on and as of the Closing Date, except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty that is qualified as to materiality shall be true and correct, and such representation and warranty not so qualified shall be true and correct in all material respects, as of such earlier date.

9.2 Performance of Agreements  Each of the covenants and agreements of the Buyer Parties to be performed or complied with by the Buyer Parties at or prior to the Closing Date pursuant to the terms hereof, shall have been duly performed or complied with by each of the Buyer Parties in all material respects.

9.3 Certificate  Each of the Buyer Parties has delivered to the Company a certificate, dated the Closing Date and executed by a duly authorized officer thereof, certifying as to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of this Merger Agreement.

9.4 No Litigation, Injunctions or Restraints  There shall not be pending or threatened, by any Government Authority, any Proceeding or Order (or by any other person any Proceeding that has a reasonable likelihood of success) challenging or seeking to restrain or prohibit the transactions contemplated by this Merger Agreement.

9.5 Governmental and Other Approvals  All of the governmental consents and approvals set forth on Schedule 9.5 shall have been received and shall be in full force and effect.

9.6 Registration Rights Agreement.

Buyer shall have entered into the Registration Rights Agreement, and such agreement shall be in full force and effect as of the Closing.

9.7 Deliveries by Buyer Parties

(a) Cash Consideration. Buyer shall have wire transferred to the Company for the benefit of Securityholders immediately available funds in the amount of the Cash Consideration as provided in Section 2.2, to such account as the Company specifies to Buyer at least two days prior to Closing;

(b) Stock Consideration. Buyer shall have delivered stock certificates to the Company evidencing the Stock Consideration, registered in the names of the Securityholders as specified by the Securityholders at least two (2) days prior to Closing;

(c) Good Standing Certificates. The Buyer Parties shall have delivered governmental certificates showing that each is duly incorporated or formed and in good standing in the state or jurisdiction of its incorporation or formation, certified as of a date not more than five (5)days before the Closing Date; and

(d) Certified Resolutions. Certified resolutions of the Board of Directors of the Buyer and the Managing Member of Merger Sub approving the execution and delivery of this Merger Agreement and authorizing the consummation of the transactions contemplated hereby.

ARTICLE X

Indemnification

10.1 Survival  All representations and warranties made by, and the covenants and agreements made or to be performed prior to the Closing by, the Company, Majority Securityholders, or the Buyer Parties herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect until the second anniversary of the Closing Date (the “Survival Date”), except as to any matters with respect to which a bona fide written claim shall have been made or action at law or in equity shall have been commenced before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim or action); provided, however, that the representations and warranties (i) in Section 4.10 shall survive and remain in full force and effect until 30 days after the expiration of the applicable statutes of limitations for (including all periods of extension, whether automatic or permissive), (ii) in Section 4.12 shall survive and remain in full force and effect until the expiration of the applicable statute of limitations, and (iii) in Sections 3.1, 3.2, 3.4, 4.1, 4.2, 4.4, 4.8, 4.19, 4.21, 5.1, 5.2 and 5.5 (the “Core Representations”) shall survive and remain in full force and effect indefinitely. The covenants in this Merger Agreement that are to be performed after the Closing Date shall survive the Closing in accordance with their terms. Following the Closing, the exclusive remedy pursuant to this Merger Agreement and the transactions contemplated hereby (other than claims of or causes of action arising from fraud) will be the rights to indemnification, payment of Damages and other remedies provided by this Article X.

10.2 Indemnification by Securityholders

(a) Subject to the limitations in this Article X, each Majority Securityholder will, severally and not jointly, indemnify, defend and hold harmless the Buyer and its Affiliates, and each of its and their respective officers, directors, employees, stockholders, members, partners, agents, representatives, and controlling persons (collectively, the “Buyer Indemnified Persons”) from and against any Damages arising from or in connection with any breach of or inaccuracy in any representation or warranty made by such Majority Securityholder in Article III hereof.

(b) Subject to the limitations in this Article X, each Securityholder will, severally according to such Securityholders’ Pro Rata Percentage, and not jointly, indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any Damages arising from or in connection with any breach by such Securityholder of any of its covenants or obligations under this Merger Agreement.

(c) Subject to the limitations set forth in this Article X, (i) each Securityholder will severally according to such Securityholders’ Pro Rata Percentage, and (ii) the Majority Securityholders will jointly and severally, indemnify, defend and hold harmless the Buyer Indemnified Persons from and against any and all Damages incurred or sustained by Buyer Indemnified Parties as a result of:

(i) any breach of or inaccuracy in any representation or warranty made by the Company and the Securityholders in Article IV of this Merger Agreement

(ii) any breach by the Company of any covenant or other agreement contained herein and any certificate or other document delivered pursuant hereto;

(iii) any fees and expenses related to this Merger Agreement and other transactions contemplated herein that are not included in the Closing Transaction Expenses Certificate;

(iv) any and all Taxes of any of the Company and its Subsidiaries (A) for all taxable periods ending on or prior to the Closing Date; (B) for any Interim Tax Period which Taxes are allocable to the portion of the Interim Tax Period ending on the Closing Date (as determined pursuant to Section 11.1(c)); and (C) for all Taxes of any member (other than the Company) of an Affiliated Group of which the Company is or was a member on or prior to the Closing Date by reason of liability pursuant to Treas. Reg. §1.1502-6(a) or any analogous or similar Legal Requirement but excluding any Taxes of any member of an Affiliated Group of which the Company becomes a member (x) on the Closing Date at the time of or after the Closing or (y) any time after the Closing Date;

(v) any Store Loss;

(vi) the Option Claim;

(vii) any Franchise Dispute; and,

(viii) the Tillery Obligation.

(d) Any Securityholder who is an officer or director of the Company waives any right of contribution or other similar right against the Company arising out of claims by Buyer Parties for breaches of the representations, warranties and covenants by the Securityholder in his, her or its individual capacity.

10.3 Indemnification by Buyer  Subject to the limitations set forth in this Article X, Buyer will indemnify, defend and hold harmless the Securityholders and each of their respective agents and representatives (collectively, the “Securityholder Indemnified Persons” and, together with the Buyer Indemnified Persons, the “Indemnified Persons”) from and against any and all Damages arising from or in connection with:

(i) any breach of or inaccuracy in any representation or warranty made by a Buyer Party pursuant to Article V of this Merger Agreement;

(ii) any breach by a Buyer Party of any covenant or other agreement contained herein or under any other agreement executed and delivered by the parties in furtherance of the transactions described herein; and

(iii) any and all Taxes of any of the Company (or their respective successors) (A) for all taxable periods beginning and ending after the Closing Date, (B) for any Interim Tax Period which Taxes are allocable to the portion of the Interim Tax Period that begins after the Closing Date (as determined in a manner consistent with Section 11.1(c)), and (C) for all Taxes of any member of an Affiliated Group of which the Company is a member at any time after the Closing Date pursuant to Treas. Reg. section 1.1502-6(a) or any analogous or similar Legal Requirement.

10.4 Limitations on Liability

(a) The aggregate liability of the Securityholders with respect to indemnification claims under Sections 10.2(a) and 10.2(c)(i) (other than arising from fraud) shall be limited to the Holdback Amount (other than any indemnification claims in respect of breaches of the representations and warranties contained in the Core Representations, as to which the aggregate liability shall be the Merger Consideration).

(b) The liability under this Article X with respect to indemnification claims under Section 10.2(a), 10.2(c)(i), or 10.2(c)(vii) shall be subject to the following additional limitation: there shall be no liability for Damages with respect to indemnification claims under Section 10.2(a), 10.2(c)(i), or 10.2(c)(vii) until the aggregate Damages with respect to such matters equals $200,000 (the “Basket Amount”), and then only to the extent such aggregate Damages exceed $200,000 (the “Threshold”); provided that the Basket Amount and the Threshold shall not apply to any Damages (and there shall be first-dollar liability) resulting from (i) any breach or misrepresentation arising under any of the Core Representations, Section 4.6(b), and Section 4.10, (ii) the Option Claim, and (iii) the Tillery Obligation.

(c) Notwithstanding anything to the contrary contained herein, the Holdback Amount shall constitute the sole and exclusive source of payment or recovery for all claims for indemnification by the Buyer Indemnified Persons pursuant to Section 10.2(a) and 10.2(c)(i), other than with respect to the breach of any Core Representation or Section 4.10; provided that the limitations set forth in this Section 10.4 shall not apply in the case of fraud.

(d) In determining the amount of Damages in respect of a claim under this Article X, there shall be deducted an amount equal to the amount of any third-party insurance proceeds actually received by the Indemnified Person making such claim with respect to such Damages, less the cost of any increase in insurance premiums over the projected period of such increase as a result of making a claim for such Damages, provided that there shall be no obligation to make a claim, and no offset against Damages shall be made if a party reasonably believes that making a claim for such Damages is reasonably likely to result in a non-renewal of the insurance policy.

10.5 Tax Treatment of Indemnification Payments  Indemnification payments under this Article X shall be paid by the indemnifying party without reduction for any Tax Benefits available to the indemnified party. However, to the extent that the indemnified party (or, where the indemnified party is a member of an Affiliated Group, “indemnified party” shall mean the Affiliated Group of which the indemnified party is a member) recognizes Tax Benefits as a result of any Damages, the indemnified party shall pay the amount of such Tax Benefits (but not in excess of the indemnification payment or payments actually received from the indemnifying party with respect to such Damages) to the indemnifying party as such Tax Benefits are actually recognized by the indemnified party. For this purpose, the indemnified party shall be deemed to recognize a tax benefit (“Tax Benefit”) with respect to a taxable period if, and to the extent that, the indemnified party’s cumulative liability for Taxes through the end of such taxable period, calculated by excluding any Tax items attributable to the Damages from all taxable periods, exceeds the indemnified party’s actual cumulative liability for Taxes through the end of such taxable period, calculated by taking into account any Tax items attributable to the Damages for all taxable years (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year). The Securityholders and Buyer agree to treat any payment made pursuant to this Article X as an adjustment to the Merger Consideration for federal, state and local income Tax purposes.

10.6 Procedure for Indemnification

(a) Any Indemnified Person making a claim for indemnification under this Section 10.6 shall notify the indemnifying party (an "Indemnitor") of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the Damages for which the Indemnitor becomes obligated to be greater than such Damages would have been had the Indemnified Person given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnified Person's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnified Person to be the lead counsel in connection with such defense; provided further that, prior to the Indemnitor assuming control of such defense it shall first verify to the Indemnified Person in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for the entirety of all liabilities and obligations relating to such claim for indemnification and that it will provide full indemnification (whether or not otherwise required hereunder) to the Indemnified Person with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder; and provided further, that:

(i) the Indemnified Person shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Person, except that the Indemnitor shall pay fees and expenses of separate counsel to the Indemnified Person that (x) are incurred prior to the date the Indemnitor effectively assumes control of such defense or (y) are incurred by the Indemnified Person because the Indemnified Person is also a party to such action and the Indemnified Person determines in good faith that joint representation would be inappropriate;

(ii) the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Person if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnified Person reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or materially injure the Indemnified Person's reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnified Person; (D) upon petition by the Indemnified Person, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; or (E) the Indemnified Person reasonably believes that the Damages relating to such claim for indemnification could exceed the maximum amount that such Indemnified Person could then be entitled to recover under the applicable provisions of Article X;

(iii) if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnified Person before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Person or if such settlement does not expressly and unconditionally release the Indemnified Person from all liabilities and obligations with respect to such claim, with prejudice; and,

(iv) any defense of a claim relating to a Franchise Dispute shall continue to be conducted in a manner consistent with the Company’s past practice in defending such claims to the extent practicable.

10.7 Procedure for Indemnification - Other Claims  In the event any Indemnified Party should have a claim against any Indemnitor that does not involve a third party claim being asserted against or sought to be collected from such Indemnitor, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnitor. The failure by any Indemnified Party so to notify the Indemnitor shall not relieve the Indemnitor from any liability that it may have to such Indemnified Party except to the extent (and only to the extent) that the Indemnitor demonstrates that it has been materially prejudiced by such failure. If the Indemnitor does not notify the Indemnified Party within thirty (30) calendar days following its receipt of such notice that the indemnifying party disputes its liability to the Indemnified Party under Article X, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnitor under Article X.

ARTICLE XI

Termination

11.1 Right to Terminate  This Merger Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company if the Closing shall not have occurred by March 31, 2007 (the “Termination Date”);

(c) by either Buyer or the Company if a court of competent jurisdiction or other Government Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under this Merger Agreement;

(d) by the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of a Buyer Party set forth in this Merger Agreement that causes the conditions set forth in Article IX to become incapable of fulfillment by the Termination Date, unless waived by the Company; or

(e) by Buyer, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company or Securityholders set forth in this Merger Agreement that causes the conditions set forth in Article VIII to become incapable of fulfillment by the Termination Date, unless waived by Buyer;

provided, however, that the party exercising its right to so terminate this Merger Agreement pursuant to Section 11.1(b), 11.1(d) or 11.1(e) shall not have been responsible (or in the case of Buyer, neither the Buyer nor Merger Sub shall have been responsible) for such failure for the Closing to occur through a material breach of any of its representations, warranties, covenants or agreements contained in this Merger Agreement.

11.2 Effect of Termination  In the event of a termination of this Merger Agreement pursuant to any subsection of Section 11.1, all further obligations of the parties under this Merger Agreement except for the obligations under Article XII shall terminate, no party shall have any right under this Merger Agreement against any other party except as set forth in this Section 11.2, and each party shall bear its own costs and expenses; provided, however, that termination under Section 11.1 because of a breach by the non-terminating party or because one or more conditions to the terminating party’s obligations under this Merger Agreement are not satisfied, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE XII

Miscellaneous Provisions

12.1 Notices  Any notice, request, demand or other communication required or permitted under this Merger Agreement shall be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt); provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to the Company:

10025 Governor Warfield Parkway
Suite 301
Columbia, MD 21044
Attention: CEO
Facsimile: (410) 740-1500

With a copy to:

Securityholders’ Representative
67 I.U. Willets Road
Old Westbury, NY 11568
Attn: Stuart Olsten

With a copy to (in both cases):

Nixon Peabody LLP
401 9th Street, NW
Suite 900
Washington, DC 20004
Attention:  Andrew P. Loewinger, Esq.
H. Bryan Brewer, III, Esq.
Facsimile: (202) 585-8080

If to the Majority Securityholders, such address as is set forth below such Person’s name on the signature page to this Merger Agreement.

If to Buyer or Merger Sub:

1330 Avenue of the Americas
40th Floor
New York, NY 10019
Attention: James Haran
Facsimile: (212) 277-1160

With copies to:

Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 20005
Attention: Mark D. Director, Esq.
Facsimile: (202) 879-5200

12.2 Entire Agreement; Nonassignability; Parties in Interest  This Merger Agreement and the certificates, exhibits, schedules, documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including that certain letter of intent by and between Buyer and the Company, dated as of December 15, 2006, (b) are not intended to confer upon any other Person, either explicitly or implicitly, any equitable or legal rights or remedies of any nature whatsoever hereunder, and (c) shall not be assigned by operation of law or otherwise without the written consent of the other party; provided, however, that Buyer may, without the consent of the Company, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder and (iii) assign its rights to indemnification under this Merger Agreement upon a sale or transfer of Buyer or all or substantially all of the assets or equity securities of Buyer. Any assignment by Buyer pursuant to this Section 12.2 will not relieve it from any of its obligations hereunder.

12.3 Expenses  Except as otherwise provided in this Merger Agreement, each party shall bear its own costs and expenses in connection with this Merger Agreement and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the transactions contemplated herein are consummated; provided that Buyer shall reimburse the Company for its out-of-pocket costs (which shall not exceed $20,000) for fees payable to Peacock, Condron, Anderson & Co. for review of the Company Interim Reports and such reimbursement shall occur promptly following delivery of the Company Interim Reports to Buyer. At least two (2) business days prior to the Closing, the Company shall deliver a certificate to the Buyer, signed by the President and Chief Financial Officer of the Company, setting forth a detailed listing of the fees and expenses of legal counsel, advisors, accountants and consultants, and fees and expenses payable to Ryan Beck & Company, incurred by (or payable by) the Company in connection with this Merger Agreement and the transactions contemplated herein (the “Closing Transaction Expenses Certificate”). As promptly as practicable following receipt of the Closing Transaction Expenses Certificate but no later than the Closing, the Buyer shall identify any adjustments that it believes are required to the Closing Transaction Expenses Certificate. If the Buyer identifies any adjustments, the Buyer and the Company shall use reasonable best efforts to resolve any dispute with respect to any such adjustment after which the Company shall re-deliver to the Buyer the Closing Transaction Expenses Certificate reflecting such adjustments.

12.4 Waiver and Amendment  Any representation, warranty, covenant, term or condition of this Merger Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party by a person who has been authorized by such party to execute waivers, extensions or amendments on its behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Merger Agreement shall constitute a waiver of such party’s rights under such provisions at any other time or a waiver of such party’s rights under any other provision of this Merger Agreement. No failure by any party hereto to take any action against any breach of this Merger Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Merger Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

12.5 Severability  In the event that any one or more of the provisions contained in this Merger Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Merger Agreement shall remain in full force and effect, and such invalid, void or unenforceable provision shall be interpreted as closely as possible to the manner in which it was written. The parties further agree to replace such invalid, void or unenforceable provision of this Merger Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, void or unenforceable provision.

12.6 Remedies Cumulative  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

12.7 Counterparts  This Merger Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

12.8 Governing Law; Jurisdiction  The Parties agree to attempt to resolve any claim or dispute arising under this Merger Agreement with respect to the Holdback Account, Earn-Out Payment, or Buyer Statement (only for claims that fall outside of the scope of Section 2.12) through mandatory, non-binding mediation before a mutually agreeable, single mediator from the American Arbitration Association (AAA) and that the forum for any mediation hearing will be in the New York City metropolitan area. A party desiring mediation will send a written notice to the other party under this Merger Agreement. The Parties agree to pick a mutually agreeable mediator within 30 days of a written demand of mediation by either party unless extended by mutual agreement of the parties involved in the mediation. If the Parties cannot agree on a mediator, AAA will appoint a mediator for the parties sufficiently knowledgeable in the quick service restaurant ice cream industry to mediate such claims and/or disputes. The parties will bear their respective costs of mediation and mediation shall take place within 60 days of selection of a mediator. If a claim or dispute is not resolved as a result of mediation, then all Parties are free to pursue their respective claims as follows:

This Merger Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of New York without reference to the choice of law principles thereof. Each party hereto agrees that any action, proceeding or claim it commences against any other party pursuant to this Merger Agreement shall be brought in either the courts of the State of New York, sitting in New York County, or the courts of the United States for the Southern District of New York. Each party hereby irrevocably submits to the jurisdiction of the courts of the State of New York, sitting in New York County, and the courts of the United States for the Southern District of New York. Each party irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court, any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum and the right to object, with respect to any such suit, action or proceeding brought in any such court, that such court does not have jurisdiction over such party. In any such suit, action or proceeding, each party waives, to the fullest extent it may effectively do so, personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified or registered mail, addressed to such party at its address set forth in Section 12.1. Each party agrees that a final nonappealable judgment in any such suit, action or proceeding in such a court shall be conclusive and binding.

12.9 Rules of Construction  Whenever the context of this Merger Agreement requires, words used in the singular shall be construed to include the plural and vice versa, and pronouns of gender shall be deemed to include and designate the masculine, feminine, or neuter gender. The captions in this Merger Agreement, and the schedules hereto, are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean “including, without limitation.” Any reference in this Merger Agreement to a “day” or number of “days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action or notice shall be deferred until, or may be taken or given on, the next business day. References to the term “business day” shall mean any day which is not a Saturday, Sunday or day on which banks in New York, New York are authorized or required by law to close. If any action is to be taken by the Securityholders pursuant to this Merger Agreement, unless otherwise provided, such action may only be taken by all of the Securityholders acting together, or with the written consent of each Securityholder. The disclosure of any matter in the schedules hereto shall expressly not be deemed to constitute an admission by Buyer or the Company, or to otherwise imply, that any such matter is material for the purposes of this Merger Agreement. The mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The parties have participated jointly, and have been represented by counsel, in the negotiation and drafting of this Merger Agreement. In the event an ambiguity or question of intent or interpretation arises, this Merger Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Merger Agreement. The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

12.10 Further Assurances  From time to time following the Closing, the Majority Securityholders shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, Buyer and to put Buyer in possession of, any part of the Acquired Interests. From time to time following the Closing, Buyer shall execute and deliver, or cause to be executed and delivered, to the Majority Securityholders such other instruments and documents as the Majority Securityholders may reasonably request or as may be otherwise necessary to more effectively consummate the transactions contemplated hereby.

12.11 Remedies  The parties acknowledge and understand that their obligations pursuant to this Merger Agreement are of a special and unique nature, the loss of which cannot be adequately compensated for in damages by an action at law, and that the breach or threatened breach of such provisions of this Merger Agreement would cause the other parties irreparable harm. Accordingly, each of the parties agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Merger Agreement and to enforce specifically this Merger Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

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IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Merger Agreement as of the day and year first above written.

NEXCEN BRANDS, INC. By: /s/ Robert W. D'Loren Name: Robert W. D'Loren Title: Chief Executive Officer

MM ACQUISITION SUB, LLC By: NexCen Brands, Inc., its Managing Member By: /s/ Robert W. D'Loren Name: Robert W. D'Loren Title: Chief Executive Officer

MAGGIEMOO’S INTERNATIONAL, LLC By: /s/ Stuart Olsten Name: Stuart Olsten Title:Chairman of the Operating Board

MAJORITY SECURITYHOLDERS: /s/ Stuart Olsten Stuart Olsten Address: 67 Willets Road Old Westbury, NY 11568

/s/ Jonathan Jameson Jonathan Jameson Address: 16 Combahee Road Hilton Head, SC 29928

SECURITYHOLDERS’ REPRESENTATIVE: /s/ Stuart Olsten Stuart Olsten